FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MINE TRAGEDIES
OVERSHADOW GROUP RESULTS
JOHANNESBURG. 9 May 2008, Gold Fields Limited (NYSE & JSE: GFI) today announced headline earnings for the March 2008 quarter of R1,246 million, compared with headline earnings of R456 million and R228 million for the December 2007 and the March 2007 quarters respectively.
In US dollar terms headline earnings for the March 2008 quarter were US$176 million, compared with earnings of US$67 million and US$32 million for the December 2007 and the March 2007 quarters respectively.
March 2008 quarter salient features:
· Attributable gold production decreased 14 per cent to 827,000 ounces largely due to power disruptions in South Africa;
· Total cash costs increased 21 per cent from R101,532 per kilogram (US$467 per ounce) to
  R122,920 per kilogram (US$513 per ounce) mainly due to the loss of production at the South
  African operations;
· Agreement was reached with Mvela whereby the number of GFL shares to be exchanged for
  15 per cent of GFIMSA will be fixed at 50 million shares;
· Cerro Corona on track for production of concentrate during the September 2008 quarter;
· Nick Holland takes over as the new Chief Executive Officer from Ian Cockerill and Terence
  Goodlace appointed Chief Operating Officer, effective from 1 May 2008.
An interim dividend declared of 65 SA cents per share payable on 2 June 2008.
Statement by Nick Holland, Chief Executive Officer of
Gold Fields:
“It is with deep regret that subsequent to quarter
end three separate accidents resulted in the
death of 14 of our colleagues. On 28 April a
seismic event at Driefontein’s 10 shaft resulted in
the death of four colleagues and at South Deep
one colleague lost his life in a fall of ground
accident on 29 April. On 1 May at South Deep
nine colleagues died when a winder rope
apparently broke and a conveyance fell 59
metres to the bottom of the 215 metre long
ancillary ventilation raise hole between 100 and
110A levels. In all instances full investigations
are currently underway. Gold Fields also intends
to commission an external, full safety review at
all its operations.
From an operational perspective the March
quarter was characterised by two important
developments.
The first was the power disruptions in South
Africa which had a significantly negative impact
on Group production and costs.
The second was the 29 per cent increase in the
average rand/gold price received from R170,488
to R220,612 per kilogram as a result of a 17 per
cent increase in the US dollar price of gold,
combined with a 10 per cent weakening of the
South African rand quarter on quarter.
Despite the negative impact of the power
disruptions in South Africa, the Group margin
increased from 38 per cent in the December
2007 quarter to 42 per cent in the March 2008
quarter. This demonstrates the benefits of a
higher gold price combined with the shielding
effect of the weakening currency on Gold Fields’
earnings which, combined with cost leadership in
a very challenging inflationary environment
globally, should enable Gold Fields to capture
some of the higher price received for the benefit
of shareholders going forward.
The Group should benefit over the next three
quarters as production in South Africa normalises
at stable power supply levels and, in particular,
as production increases from the international
operations with the commissioning of the Cerro
Corona mine in the September 2008 quarter and
the completion of the Tarkwa CIL plant
expansion during the December 2008 quarter.
This, combined with the reduction in capital
expenditure as these projects are completed, is
expected to bolster free cash flow and earnings.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR99.00 – ZAR135.00
- at end March 2008
653,023,547
Average Volume - Quarter
3,450,315 shares / day
- average for the quarter
652,691,549
NYSE – (GFI)
Free Float
100%
Range - Quarter                       US$13.22 – US$17.61
ADR Ratio
1:1
Average Volume - Quarter
8,938,220 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

1 I GOLD FIELDS RESULTS Q3F2008
Health and safety
We deeply regret to report that five fatal accidents occurred in the quarter at the South African operations. Kloof and Beatrix had two accidents each and Driefontein had one. Three of the fatal accidents related to fall-of-rock related accidents, while the other two included a heat stroke incident and a ventilation door accident. The fatal injury frequency rate for the March quarter improved to 0.13 per million hours worked, compared with the previous quarter’s 0.32. The lost time injury frequency rate improved from 6.9 to 6.4, the serious injury frequency rate improved from 4.0 to 3.1, and the days lost injury frequency rate improved from 248 to 241. In addition, Beatrix and
Driefontein achieved 1,000,000 fatality free shifts in the month of
January 2008. A full explanation of the safety terms used in this report is available on our web site.
Following the March quarter, it is with regret that we report on three separate incidents in which 14 colleagues lost their lives. A seismic event at Driefontein resulted in the death of four colleagues and at
South Deep one colleague lost his life in a fall of ground accident. The tragedy at South Deep cost the lives of nine of our colleagues. As a result of the recent spate of accidents Gold Fields is to commission an external, full safety review at all of its operations.
The Presidential Audit initiative continued during this quarter. Beatrix,
Kloof and Driefontein have been audited. South Deep will be audited at the beginning of the June quarter.
Gold Fields remains committed to pursuing the Mine Health and Safety
Council milestones in South Africa. These milestones are based on rate improvements for fatalities, noise induced hearing losses and silicosis with the objective of aligning with international norms.
Financial review
Quarter ended 31 March 2008 compared with
quarter ended 31 December 2007
Discontinued operations
The Venezuelan assets (including Choco 10) which were sold during the December quarter are classed as discontinued operations for accounting purposes, and as such all prior periods have been restated
to exclude results from this operation.
Revenue
Attributable gold production for the March 2008 quarter amounted to
827,000 ounces, compared with 960,000 ounces in the December quarter, a decrease of 14 per cent. Production at the South African operations decreased from 657,000 ounces to 520,000 ounces largely due to power disruptions. Attributable production at the international operations increased from 303,000 ounces to 307,000 ounces.
At the South African operations gold production was adversely affected by reduced power supply from Eskom which resulted in almost a week’s lost production at the end of January and reduced production over the remaining period – more detail is provided under the South
African operations section below. As a result of the loss of production, a press release on 25 February 2008 gave an updated guidance which forecast a decrease in production at the South African operations of between 20 and 25 per cent for the March quarter and between 15 and
20 per cent for the June quarter, when compared with the December quarter. The actual decrease for the March quarter was 21 per cent.
Kloof, Beatrix and South Deep’s gold production was more or less in line with the guidance given on 25 February, while Driefontein achieved 10 per cent above guidance, mainly due to increased surface production and higher underground grades fed to the mill.
At the international operations, gold production at Tarkwa increased 4 per cent due to higher processed volumes. At Damang, gold
production increased by 19 per cent due to increased processed volumes at a higher grade. Gold production at St Ives decreased by 6 per cent due to a decrease in underground volumes at a lower grade.
At Agnew, gold production was similar to the December quarter, with the increase in high grade underground ore mined and delivered to the mill offset by lower average grades from the Songvang stockpile. At
Songvang the high grade stockpile was depleted mid-quarter and the low grade stockpile is now being processed.
The average quarterly US dollar gold price achieved increased from
US$784 per ounce in the December quarter to US$921 per ounce in the March quarter, a 17 per cent increase. The average rand/US dollar exchange rate averaged R7.45, compared with the R6.76 achieved in the December quarter. As a result of the above factors, the rand gold price improved from R170,488 per kilogram to R220,612 per kilogram, a 29 per cent increase. The Australian dollar gold price increased quarter on quarter from A$886 per ounce to A$1,008 per ounce.
The increase in the rand gold price achieved more than offset the decrease in production. Revenue in rand terms amounted to R6,109 million (US$820 million), compared with the previous quarter’s R5,430 million (US$801 million), an increase of 13 per cent.
Operating costs
Operating costs increased by 5 per cent from R3,341 million (US$494 million) in the December quarter to R3,503 million (US$470 million) in the March quarter. Total cash costs increased by 21 per cent from
R101,532 per kilogram (US$467 per ounce) in the December quarter to R122,920 per kilogram (US$513 per ounce) in the March quarter.
This increase was mostly due to the loss of production as a result of the power disruptions in South Africa.
At the South African operations, operating costs decreased from
R2,174 million (US$321 million) to R2,126 million (US$285 million), a decrease of 2 per cent. This decrease was mainly due to the lower
South African Rand
Salient features
United States Dollars
Nine months to
Quarter
Quarter
Nine months to
March
2007
#
March
2008
March
2007
#
Dec
2007
March
2008
March
2008
Dec
2007
March
2007
#
March
2008
March
2007
#
93,592
86,258
30,530      29,861      25,736   kg Gold
produced*
oz
(000)
827
960         981         2,773
2,967
84,987
106,902
92,172     101,532    122,920  R/kg
Total cash costs
$/oz
513
467         398            468
366
38,495
37,356
13,191      12,630      12,376   000                Tons milled                 000
12,376
12,630     13,191       37,356
38,495
145,936
180,270
151,175     170,488    220,612   R/kg               Revenue                  $/oz
921
784         652            789
628
226
271
235           265          283   R/ton         Operating costs            $/ton
38
39           33             38
31
5,771
6,320
1,846        2,037       2,566   Rm             Operating profit              $m
347
300          256           886
798
40
38
37            38            42   %               Operating margin              %
42
38           37             38
40
1,835
3,615
370        1,938        1,248   Rm
Net earnings
$m
167
281           52            508
254
337
554
60           297          191   SA c.p.s.
US c.p.s.
26
43             8             78
47
1,682
2,112
228           456
1,246   Rm
Headline earnings
$m
176
67           32            301
233
309
324
37            70           191   SA c.p.s.
US c.p.s.
27
10             5             46
43
1,810
2,019
512           603
1,009   Rm
Net earnings
excluding gains and
losses on foreign
exchange, financial
instruments,
exceptional items
and discontinued
operations
$m
138
88           71           284
250
333
309
83            93           155   SA c.p.s.
US c.p.s.
21
13           11             44
46
* Attributable – All companies wholly owned except for Ghana (71.1%).
#
Prior period operational results have been restated to exclude the discontinued assets sold during the December 2007 quarter i.e. the Venezuelan assets (Choco 10).

GOLD FIELDS RESULTS Q3F2008
I 2
volumes mined and processed because of the one week closure and constrained production flowing from the power disruptions during the quarter. In the short term mining costs are mostly of a fixed nature, resulting in an increase in unit costs as a consequence of the lost production. As a result total cash costs at the South African operations increased from R101,170 per kilogram (US$465 per ounce) to
R125,181 per kilogram (US$523 per ounce).
Operating costs at the international operations, including gold-in-
process movements, amounted to R1,417 million (US$190 million), compared with R1,219 million (US$180 million) in the December quarter, an increase of 16 per cent, of which 10 per cent is due to the weaker rand. Approximately half of the total dollar increase at the international operations occurred at Tarkwa, which reflected an increase in costs of US$5 million or 7 per cent due to the increase in production, together with fuel and power tariff increases. At Damang, costs increased by US$2 million or 9 per cent as a consequence of increased volumes mined from the Damang pit cutback and an
increase in on-mine exploration. At St Ives, operating costs in
Australian dollar terms, including gold-in-process movements, increased by A$5 million or 8 per cent, mainly as a result of increased maintenance costs associated with a planned mill shutdown and an increase in royalty charges due to the higher gold price. At Agnew, operating costs decreased by A$2 million or 8 per cent mainly due to the decrease in processed ore from Songvang. Total cash costs at the international operations increased from US$470 per ounce to US$500 per ounce quarter on quarter.
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an operating profit of R2,566 million (US$344 million). This represented a 26 per cent increase when compared with the R2,037 million (US$300 million) achieved in the December quarter. The Group operating margin increased from 38 per cent to 42 per cent. The margin at the South African operations increased from 37 per cent to 41 per cent, and the margin at the international operations increased from 38 per cent to 44 per cent.
Amortisation
Amortisation decreased from R763 million (US$113 million) in the
December quarter to R714 million (US$95 million) in the March quarter. This decrease was mainly due to the lower amortisation charge at the South African operations which reduced from R463 million (US$68 million) to R376 million (US$50 million) because of the loss of production. This was partially offset by an increase at the international operations in line with the increased production.
Other
Net interest paid was similar at R88 million (US$12 million) when compared with the December quarter.
The gain on foreign exchange of R38 million (US$6 million), compares with a loss of R5 million (US$1 million) in the December quarter. Both result from the conversion of offshore cash holdings into the functional currency i.e. rands.
The gain on financial instruments for the quarter at R262 million
(US$38 million) compares with a loss of R188 million (US$27 million)
for the December quarter. The gain of R262 million (US$38 million) in the March quarter mainly comprises R136 million (US$18 million) due to the reversal of previous marked to market unrealised losses on the
Mvela floor and cap. The reversal was as a result of the Mvela floor and cap falling away and being replaced by a fixed number of 50 million shares. The 50 million shares is accounted for as an equity instrument and does not need to be marked to market through the income statement. Also included in the R262 million (US$38 million)
was a R45 million (US$6 million) marked to market gain on the share warrants included in the Group’s investment portfolio. Added to this was a gain of R83 million (US$11 million) on US$90 million of South
African rands/US dollar currency hedges closed out – refer
hedging/derivatives on page 15. The loss of R188 million (US$27 million) in the December quarter comprises a R168 million (US$24 million) mark to market unrealised loss arising from the derivative instrument created as a result of the agreement with Mvela Resources.
Also included is a R30 million (US$4 million) unrealised mark to market loss on share warrants as mentioned above, partly offset by a R10 million (US$1 million) gain on a diesel hedge in Ghana, which has since expired.
Exploration
Exploration expenditure, decreased from R79 million (US$12 million) in the December quarter to R58 million (US$8 million) in the March quarter. The main reason for this decline was expenditure at
Essakane, sold in the December quarter, no longer being incurred.
Please refer to the Exploration and Corporate Development section for more detail.
Exceptional items
The exceptional loss in the March quarter amounted to R42 million
(US$11 million) compared with a gain of R1,417 million (US$205 million) in the December quarter. The loss in the March quarter mainly relates to a provision for costs at Driefontein with respect to the suspension of the 9 shaft project of R45 million (US$6 million). This project was suspended due to the lack of power supply. The gain in the December quarter mainly comprised, profit on the sale of
Essakane of R1,389 million (US$201 million), and profit on the sale of investments of R26 million (US$4 million).
Taxation
Taxation for the quarter amounted to R567 million (US$77 million)
compared with R418 million (US$61 million) in the December quarter.
This increase reflects the increase in profit before taxation and exceptional items for the quarter. The tax provision includes normal and deferred taxation on all operations together with government royalties at the international operations.
Discontinued operations
During the December quarter the assets in Venezuela, which included the mine Choco 10, were sold, and its results, including those of prior periods were accounted for as discontinued operations. As the sale was concluded in the December quarter no amount is reported in the
March quarter. In the December quarter the gross proceeds from the sale of the Venezuelan assets amounted to R2,799 million (US$413 million) and comprised cash of R1,219 million (US$180 million) and shares in Rusoro Mining Limited of R1,580 million (US$233 million).
This sale has necessitated the restatement of prior period’s salient features and financial results as required by IFRS 5. Salient features and financial results of continued and discontinued operations are detailed in the operating and financial results from page 16.
The net profit from the sale of the Venezuelan assets in the December quarter amounted to R74 million (US$11 million). Income from Choco
10 for the two months ended November 2007, the effective date of sale, of R45 million (US$6 million) was also accounted for in the
December quarter.
Earnings
Net profit attributable to ordinary shareholders amounted to R1,248 million (US$167 million) or 191 SA cents per share (US$0.26 per share), compared with R1,938 million (US$281 million) or 297 SA cents per share (US$0.43 per share) in the previous quarter.
Headline earnings i.e. earnings less the after tax effect of asset sales, impairments, the sale of investments and discontinued operations, was
R1,246 million (US$176 million) or 191 SA cents per share (US$0.27 per share), compared with earnings of R456 million (US$67 million) or
70 SA cents per share (US$0.10 per share) last quarter.
Earnings excluding exceptional items as well as net gains and losses on foreign exchange, financial instruments and discontinued
operations, amounted to R1,009 million (US$138 million) or 155 SA cents per share (US$0.21 per share), compared with earnings of R603 million (US$88 million) or 93 SA cents per share (US$0.13 per share)
reported last quarter.
Balance sheet
The increase in investments compared with the June 2007 balance sheet is mainly due to the 41.7 million shares valued at R333 million
(US$49 million) received from Orezone Resources Incorporated as part payment for the Essakane disposal and the 140.0 million shares valued at R1,580 million (US$233 million) received from Rusoro Mining
Limited as part payment for the Venezuelan disposal. Added to this are marked to market gains on listed investments.
Cash flow
Cash inflow from operating activities for the quarter was R3,039 million
(US$408 million), compared with R1,148 million (US$175 million) in

3 I GOLD FIELDS RESULTS Q3F2008
the December quarter. This quarter on quarter increase of R1,891 million (US$233 million) is mostly due to the increase in operating profit and a working capital inflow of R794 million (US$115 million) in the March quarter compared with an outflow of R571 million (US$83 million) in the December quarter due to timing of gold sales and the payment of creditors.
Capital expenditure decreased from R2,476 million (US$364 million) in the December quarter to R2,086 million (US$277 million) in the March quarter. The majority of this decrease is due to two factors; firstly, the payment in the December quarter of R400 million (US$60 million) in return for various parties agreeing to relinquish their rights to the Uncle
Harry’s ground adjoining Kloof and South Deep and secondly, a reduction of capital expenditure at Cerro Corona as this project approaches completion. Approximately half of the capital expenditure during the March quarter was spent on growth projects.
At the South African operations capital expenditure decreased from
R839 million (US$124 million) in the December quarter to R785 million
(US$105 million) in the March quarter. This decrease of R54 million includes R32 million for Driefontein’s 9 shaft project, due to the suspension of this project, and R23 million at Kloof, mainly on reduced expenditure on mining equipment and the suspension of the KEA project. Expenditure on ore reserve development at Driefontein, Kloof, and Beatrix accounted for R100 million (US$13 million), R136 million
(US$18 million), and R70 million (US$9 million) respectively.
Expenditure on the 9 shaft project at Driefontein and expenditure on the new mine development project at South Deep amounted to R61 million and R89 million respectively.
At the international operations capital expenditure increased from
R597 million (US$88 million) to R708 million (US$95 million). In
Ghana the increase was mainly at Tarkwa as a result of increased expenditure on the CIL plant from US$20 million to US$28 million. In
Australia capital expenditure was similar at A$38 million (US$34 million), mainly on development and exploration drilling.
Capital expenditure at the Cerro Corona mine in Peru amounted to
R576 million (US$77 million) in the March quarter compared with R649 million (US$96 million) in the December quarter. Refer to the Capital and Development Project section for more detail.
In the December quarter cash proceeds from the sale of Essakane amounted to R1,042 million (US$150 million) and cash proceeds from the sale of the Venezuelan assets is reflected in the cash flow as discontinued operations and amounts to R1,219 million (US$176 million) less capital expenditure of R26 million (US$4 million), giving a net inflow of R1,193 million (US$172 million).
Purchase of investments of R258 million (US$36 million) includes the purchase of 4.7 million Sino shares, at a cost of R185 million (US$27 million) and R75 million (US$10 million) expenditure on the exercise of
2,292,172 Mvela options granted to Gold Fields as part of an agreement with Mvelaphanda Resources.
Net cash outflow from financing activities amounted to R214 million
(US$29 million). Loans received amounted to R1,535 million (US$210 million), which includes US$43 million (R314 million) drawn down on an offshore finance facility, and preference shares issued amounting to
R1,200 million (US$173 million). Loans repaid of R1,788 million
(US$244 million) includes the repayment of an offshore loan of R1,194 million (US$172 million) and local loans repaid of R585 million (US$73 million). Net cash outflow from financing activities in the December quarter amounted to R1,069 million (US$152 million). Loan
repayments of R1,808 million (US$262 million) include the repayment of an offshore loan of R1,394 million (US$200 million) and the repayment of a local loan of R414 million (US$62 million). Loans received in the December quarter amounted to R727 million (US$108 million) and include a local loan facility draw down of R514 million
(US$76 million) and the draw down on an offshore finance facility of
R213 million (US$32 million).
Net cash inflow for the quarter was R470 million (US$55 million)
compared with a net cash outflow of R143 million (US$15 million) in the December quarter. After accounting for a translation gain of R154 million (loss of US$1 million), the cash balance at the end of March was R1,944 million (US$243 million). The cash balance at the end of
December was R1,321 million (US$189 million).
Detailed and operational review
Cost and revenue optimisation initiatives
Project 500
Project 500 was initiated at the South African operations in September
2003 to increase revenue and reduce costs through two sub-projects
i.e. Project 400 (increase in revenue) and Project 100 (reduction in costs). These projects have proved successful and led to additional projects, Project 100+ (new projects to further reduce costs) and
Project Beyond (strategic supply chain management and procurement)
as detailed below.
Project 400
Project 400 was aimed at improving revenue such that an additional
R400 million (US$55 million) per annum could be generated on a sustainable basis. This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality volumes. Operational
Excellence, a change programme, was initiated in April 2005 to create the required skills, behaviour and environment to improve efficiencies.
Due to the skills shortage, The Mining School of Excellence was initiated at the Gold Fields Academy to train core skills such as miners, operators, rock drill operators and production supervisors. The
“Jurasic to Joystick” challenge initiative was launched with the focus on a greater use of technology to improve safety and productivity. The theory of constraints initiative (to identify bottlenecks and to improve the flow of resources and material) has been rolled out at all the South
African shafts and there is an increased focus on improving the flow of men, material, equipment and ore. The objective of these initiatives is to increase mining volumes whilst maintaining yields as close as possible to life of mine reserve yields. All these initiatives have been implemented and are ongoing.
Project 100+
Project 100+ consists of a number of discrete projects focused on ongoing cost reduction through eliminating inefficiencies and inward investments. Examples of these are:
The Eskom demand side management (DSM) project, which consists of 32 sub-projects, is progressing well. Ten operating sub-projects have shifted more than 60MW of load out of the daily peak tariff period, delivering savings of approximately R2 million in the March quarter. A further 18 projects are underway, with at least 5 of them due to provide savings during this financial year. The estimated savings for financial
2008 will exceed R10 million, growing to R20 million in financial 2009.
The conversion from diesel to battery power for underground
locomotives is progressing as planned. The delivery of locomotives and the preparation of battery charging bays, together with the training of personnel, is underway. The project will deliver long term cost savings from the higher efficiency of battery locomotives, and has the added benefit of improving underground environmental conditions. An underground rail-track upgrade project, which will improve tramming efficiency underground, is progressing to plan.
The pump efficiency monitoring project is in the monitoring phase, allowing maintenance practices to be modified to initiate maintenance based on pump efficiency. The first pump station monitored indicates that the anticipated efficiency improvement of 5 per cent can be expected. This project will deliver R10 million per annum savings from reduced electricity consumption due to improved efficiency, and from a reduction in pump repair costs.
On the labour management front, the roll-out of a module which sets standards and norms for effective labour management continues. A human resource shared services centre is in the process of being established for the West Wits area. The intent is to reduce shifts lost as a result of inefficient practices around engagement, medical examinations and training, as well as improving upon the
administration processes currently practiced.
The cost reporting and management benchmark module is progressing well. In addition, we have re-introduced a budget control system to enhance our control and accountability of commodity costs.

GOLD FIELDS RESULTS Q3F2008
I 4
Project Beyond: Group Integrated Supply chain and
Strategic Sourcing Optimisation
SA Project Beyond Strategic Sourcing and Supply
Initiatives
The March quarter started with the power crisis late in January, followed by the rapid devaluation of the rand against all major currencies. We also saw the beginning of a series of unprecedented steel price increases. From January monthly steel price adjustments were announced with increases in excess of 60 per cent up to and including May. Record levels of inflation were experienced in the
March quarter due to these steel price increases impacting a large number of our supply contracts and spend value. Added inflation pressure also came from areas such as timber, fuel/diesel, transport, food, chemicals and grinding balls.
The year to date inflation impact on contracted supply and services is estimated at around 10 per cent. This is largely due to the steel and timber price increases. To put the steel increases in context, the projected fiscal year 2009 impact of steel alone on the total supply and service spend is in excess of 10 per cent. The increase on the total basket of supply and service spend in fiscal 2009 is estimated at between 20 and 30 per cent.
Supply chain strategy has had to focus on guaranteeing supply, with potential shortages across certain commodities being identified because of the impact of power supply shortages on the SA economy.
Appropriate strategies were adopted, such as additional storage and stocking up on critical items.
Despite the magnitude of issues presented this quarter there were some highlights. Project Beyond initiatives delivered savings through competitive tendering and negotiations in cables, paper, fittings and spares, resulting in around R5 million annualised savings for the quarter. Cumulative contracted benefits for the financial year to date are standing at R21 million. In addition, inflation cost avoidance was also achieved during the quarter across areas such as oils and lubes, piping, backfill slagment, explosives and cement, estimated around R9 million. Cumulative annualised cost avoidance for fiscal year 2008 to date is estimated at around R30 million.
The June quarter will have a continued strong focus on mitigating risk and guaranteed supply strategies. Cost savings initiatives will continue to optimise the total cost baseline, quality and efficiencies.
International Operations Strategic Sourcing and
Integrated Supply Chain Initiatives
During the March quarter continued global inflation pressures were experienced across our Australian and Ghanaian operations in areas such as diesel, grinding balls, cyanide, cement and chemicals.
Continued global demand growth has also resulted in double digit inflation during fiscal year 2008 for the International operations, including capital projects supply. Fiscal year 2009 is expected to reflect the full compounded price increase impact of the global double digit commodity inflation boom from the 2008 base.
Integrated strategic sourcing and supply initiatives in Australia delivered around US$2 million in new and multi-year carry-over contracted benefits. New cost reduction benefits were achieved over and above the US$2 million in categories such as crusher feed and pastefil haulage scope consolidations, together with tendering of steel sections and ventilation bags. Cumulative contracted total cost and carry over benefits for fiscal year to date stand at around US$5 million.
Some cost avoidance in Ghana was achieved in keeping in-land logistics costs down in spite of high general inflation. Ghana also managed formally to secure a base supply of tyres in a long-term
Group arrangement for between 60 and 70 per cent of supply over the next 5 years and increased focus was given on guaranteed supply in critical stock areas. Furthermore increased focus on fuel consumption and quality management has started showing results in the form of reduced truck stoppages.
For the June quarter, in Ghana, continued focus will be on fuel depot and quality management, guaranteed supply and finalising the case and contract for an emulsion production facility at the Tarkwa operations. Australia will continue with cost optimization initiatives and
Peru will continue to focus on contract transition planning and staff recruitment. Also in Peru, we will finalise shipping line strategy and negotiations for outbound concentrate.
South African Operations
Royalty bill
On 6 December 2007 the National Treasury released the third draft of the Mineral and Petroleum Resources Royalty Bill, for a final round of public comment and parliamentary review. This draft of the Bill confirms gross sales as the tax base, but takes into account the process of beneficiation which in the case of gold mines is a deduction of 0.4 per cent. The new royalty rate structure will be based on a formula that takes into account profitability. The application of the new formula on this quarter would result in an effective royalty rate of approximately 3.3 per cent for the South African operations on a pro-
forma basis using this quarter’s rand gold price of R220,000 per kilogram. This compares with a fixed rate of 1.5 per cent applied in the previous draft. The gold industry has made submissions to the
National Treasury on this matter.
Power shortages
As a result of the Eskom power crisis which commenced end January
2008 Gold Fields issued a statement on 25
th
February 2008 indicating
the impact of these disruptions on the South African operations.
Based upon the information at the time the following guidance was given and this has been updated to include the latest guidance for the
June quarter:
Description
Guidance
given on 25
Feb for
March
quarter
Actual for
March
quarter
#
Guidance
given on 25
Feb for June
quarter
Latest
guidance for
June quarter
Driefontein:
Gold production (kg)
5,900
6,530
6,800
6,800
Total cash costs (R/kg)
116,250
104,870
102,150
104,000
Power consumption (Average
% of historical)
90              84             90
95
available
Shafts affected (numbers)
6, 7 & 9
6, 7 & 9
6, 7 & 9
6, 7 & 9
People affected (No)
2,600
2,600
2,600
Recruiting
to fill
vacancies
Kloof
:
Gold production (kg)
5,450
5,458
5,910
5,600
Total cash costs (R/kg)
115,200
112,514
104,061
115,000
Power consumption (Average
% of historical)
90              88             90
95
available
Shafts affected (numbers)
3 & 8
3 & 8
3 & 8
3 & 8
People affected (No)
2,300
2,300
2,300
Recruiting
to fill
vacancies
Beatrix:
Gold production (kg)
2,644
2,542
3,733
3,300
Total cash costs (R/kg)
150,908
160,071
108,210
125,000
Power consumption (Average
% of historical)
90              90             90
90
available
Shafts affected (numbers)
There were no people or shafts affected and the mine
would and has worked within the power allocation
constraint.
People affected (No)
South Deep:
Gold production (kg)
1,400
1,637
1,200
1,200
Total cash costs (R/kg)
237,200
194,258
250,000
250,000
Power consumption (Average
% of historical)
90              95             90
90
available
Shafts affected (numbers)
There were no people or shafts directly affected and
the mine would and has worked within the power
allocation constraint. Downscaling is necessary as a
result of the depletion of the VCR reef horizon above 95
level. This affects some 2,000 people. There is an
opportunity for redeployment of many of these
employees to other mines.
People affected (No)
# At the South African operations, the aggregate March quarter usage amounted to approximately 88 per cent of average historic power consumption.
On the 7
th
March 2008 the Department of Minerals and Energy
announced that following representations by the Chamber of Mines and consultations with all stakeholders, the mining industry had been allocated an additional 260 Mw in electrical power. On the evening of the 14
th
March 2008 Gold Fields was informed that it could consume
an additional 26 Mw, split between Driefontein and Kloof. This power was to be used to minimise job losses and resume operations on the shafts indicated in the table above. There were no additional power allocations given to Beatrix and South Deep. Power remains a critical issue for South Africa as it enters the winter months and Gold Fields operations will continue with a strategy to reduce consumption through power conservation initiatives.

5 I GOLD FIELDS RESULTS Q3F2008
The latest guidance for the June quarter given above assumes continuous production and incorporates, along with the affected shafts as mentioned above, the following:
Driefontein Production is expected to be impacted by safety related stoppages at 10 shaft and a review of pillar mining
across the operation.
Kloof
Production is expected to be impacted by lower grades
at 7 shaft and a review of pillar mining across the
operation.
Beatrix
Production is forecast lower than the 25 February
guidance due to a poor labour turnout over the two long
weekends in April.
South Deep    Production is expected to be impacted by the DME
Section 54 stoppage due to the ancillary ventilation raise
hole accident and the slow build-up thereafter, as well as
potential disruptions arising from the mine restructuring.
Power supply costs
Eskom announced that power costs will increase by 14.2 per cent effective from 1 April 2008, with an additional increase of 2 cents per kilowatt hour announced in the Minister of Finance budget speech, which equates to a further 12 per cent increase from 1 July 2008.
Eskom has requested an additional increase which could be as much as 53 per cent over the next year. When added to the recent above inflation price increases in steel, fuel, timber and food, and the effect the weakening rand is having on imported goods, these Eskom
increases will have a significant detrimental effect on future cash costs.
Clarity still needs to be given on the pricing mechanism as it relates to the power conservation programmes. This will have no effect on the
June quarter as any penalties are only expected to be applicable after
1 July 2008.
Driefontein
March
2008
December
2007
Gold produced
- kg
6,530
7,451
- 000’ozs
209.9
239.6
Yield  - underground
- g/t
8.6
7.7
- combined
- g/t
4.6
5.0
Total cash costs
- R/kg
104,870
94,390
- US$/oz
438
434
Gold production decreased 12 per cent from 239,600 ounces in the
December quarter to 209,900 ounces in the March quarter. The slow start-up after the traditional extended Christmas break and the power rationing, as described earlier, had a detrimental impact on mining operations. Increased seismicity also impacted negatively during the quarter. The shortfall in production was directly attributable to the inability to utilise the full capacity of infrastructure due to the Eskom power crisis. The restricted power supply resulted in the stopping of the lower grade 6 and 7 shafts, with the result that the underground yield increased from 7.7 grams per ton to 8.6 grams per ton for the quarter. Underground tonnage reduced from 920,000 tons in the
December quarter to 669,000 tons in the March quarter, offset by an increase in surface tonnage from 558,000 tons to 757,000 tons in an effort to ameliorate the effect of the reduction in underground ore caused by the power rationing. Surface yield improved from 0.7 grams per ton in the December quarter to 1.1 grams per ton in the March quarter. The Eskom power restrictions resulted in approximately
46,000 ounces of lost production during the quarter.
Main development decreased by 23 per cent for the quarter and on-
reef development decreased 32 per cent as a result of the power rationing and also due to increased seismicity. Development values increased 150 per cent mainly due to higher values intersected in the
Multi Band Carbon Leader Reef at 5 shaft, in the Single Band Carbon
Leader Reef at 1 shaft and in the Ventersdorp Contact Reef in the shaft pillar area at 4 shaft.
Operating costs decreased by 3 per cent from R744 million (US$110 million) to R723 million (US$97 million) mainly due to a decrease in consumables, incentive payments and electricity costs. Total cash costs which were negatively affected by the lower production, increased 11 per cent in rand terms and 1 per cent in US dollar terms, from R94,390 per kilogram to R104,870 per kilogram and from
US$434 per ounce to US$438 per ounce respectively. The increase in unit costs was due to the 4-day mine wide stoppage and the
subsequent power rationing. A corresponding reduction in costs was not realised due to the fixed nature of costs, particularly labour costs.
Operating profit increased from R523 million (US$77 million) in the
December quarter to R736 million (US$99 million) in the March quarter as a result of the higher gold price, which more than offset the decrease in production.
Capital expenditure decreased from R267 million (US$39 million) to
R227 million (US$30 million) quarter on quarter. This decrease was mainly due to the suspension of the 9 sub-vertical shaft deepening project.
Gold production for the June quarter is forecast to increase by around
4 per cent to 218,000 ounces due to the partial restoration of power.
This is similar to the guidance given on 25 February 2008. Production at 6 and 7 shafts is still expected to be adversely impacted due to the shortage of labour, which is in the process of being employed. The original labour at 6 and 7 shafts, before the reduction of power, has replaced the contractors terminated during the quarter. Once steady state is achieved and production fully restored at 6 and 7 shafts
Driefontein should revert back to around 225,000 ounces per quarter.
The quarter will also be affected by a safety related stoppage at 10 shaft and a review of pillar mining. Total cash costs should be similar in the June quarter as the higher anticipated production will be offset by higher electricity costs due to price increases and higher commodity price increases. Capital expenditure is planned to increase to approximately R300 million (US$38 million) mainly due to additional spend on safety and other sustaining projects.
Kloof
March
2008
December
2007
Gold produced
- kg
5,458
7,179
- 000’ozs
175.5
230.8
Yield  - underground
- g/t
9.9
8.4
- combined
- g/t
6.8
7.1
Total cash costs
- R/kg
112,514
91,029
- US$/oz
470
419
All mining activity during the March quarter was adversely affected by
Eskom’s power rationing, the slow start-up in January after the traditional Christmas break, which accounted for approximately 2,000 ounces, and other business interruptions, which included safety related production stoppages at 2 sub-vertical shaft following a fatality and a subsequent fire at the same shaft, which, together, accounted for a further 8,000 ounces. The Eskom power restrictions resulted in approximately 45,000 ounces of lost production during the quarter.
Gold production decreased by 24 per cent from 230,800 ounces in the
December quarter to 175,500 ounces in the March quarter. This was due to a 38 per cent decrease in underground tonnage from 839,000 tons to 521,000 tons due to the business interruptions noted above.
The underground yield improved 18 per cent from 8.4 grams per ton to
9.9 grams per ton due to cessation of mining in low grade areas as a result of the reduced power supply and improved sweepings and vampings, which resulted in a higher than normal mine call factor.
Surface tons partially replaced the lost underground tonnage, increasing from 169,000 tons to 287,000 tons. This included an increase in toll milling at South Deep to make use of spare plant capacity. The surface grade of waste tons treated was 1.1 grams per ton due to selective screening compared with 0.9 grams per ton in the previous quarter.
Main development decreased by 29 per cent quarter on quarter, with on-reef development decreasing by 20 per cent due to the reduced mining activity. Average grades were in line with historic levels.
Operating costs decreased from R689 million (US$102 million) in the
December quarter to R647 million (US$87 million) in the March quarter. This was mainly due to the impact of Eskom’s power rationing

GOLD FIELDS RESULTS Q3F2008
I 6
that resulted in a decrease in consumables and incentive payments due to lower mining activity. As a consequence of the lower gold production, total cash cost increased 24 per cent from R91,029 per kilogram to R112,514 per kilogram. In US dollar terms, total cash costs increased 12 per cent from US$419 to US$470 per ounce. A corresponding reduction in costs was not realized due to the fixed nature of costs, particularly labour costs.
Operating profit increased from R528 million (US$78 million) in the
December quarter to R555 million (US$75 million) in the March quarter as a result of the higher gold price and reduction in operating costs, notwithstanding the lower production.
Capital expenditure at R212 million (US$28 million) decreased by 6 per cent compared with the previous quarter’s expenditure of R226 million (US$33 million) mainly due to lower spend on the 1 shaft pillar extraction and the terminated KEA project.
Gold production for the June quarter is forecast 3 per cent higher than that achieved in the March quarter to around 180,000 ounces, due to the partial restoration of power. This is 5 per cent below the 25
February 2008 guidance as Kloof is still constrained at 3 and 8 shafts due to a decision not to mine remnant pillars for safety reasons, lower planned grades being experienced at 7 shaft and a labour shortfall similar to that at Driefontein. Total cash cost will increase in the June quarter as result of the higher electricity costs due to price increases and higher commodity price increases. Capital expenditure is planned to increase to around R240 million (US$30 million) mainly due to additional spend on safety and other sustaining projects.
Beatrix
March
2007
December
2007
Gold produced
- kg
2,542
3,698
- 000’ozs
81.7
118.9
Yield - underground
- g/t
3.9
4.3
Total cash costs
- R/kg
160,071
108,031
- US$/oz
668
497
Gold production at Beatrix decreased from 118,900 ounces in the
December quarter to 81,700 ounces in the March quarter. Tons milled decreased from 868,000 tons to 656,000 tons and yield decreased from 4.3 grams per ton to 3.9 grams per ton for the March quarter.
The overall reduction in gold and tonnage throughput is primarily as a result of the impacts of the Eskom electricity supply disruptions, and the lower volumes in the January month arising from the traditional
Christmas break. Production volumes at the West section, the deepest and highest energy user, were the most affected. The Eskom power restriction resulted in approximately 14,500 ounces of lost production in this quarter with the balance due to a poor mine call factor and the traditionally slow start up in January. The drop in yield was adversely impacted by the low mine call factor due to increased blasting fragmentation. Implementation of external mine call factor review recommendations to convert explosives type and review drilling and blasting practices continued. This issue still remains a technical challenge at the Beatrix North section.
The energy crisis also impacted on the development volumes, with total main development down by 13 per cent, quarter on quarter and main on-reef development decreasing by 22 per cent in the March quarter. Main development values declined by 8 per cent to 1,040
cm.g/t as a result of raises traversing and opening-up varying grade areas as anticipated by local geological models.
Operating costs quarter on quarter increased by 2 per cent from R420 million (US$62 million) to R429 million (US$59 million). The increase in costs was mainly due to the longer March working quarter, annual salary increases, increased maintenance over the Christmas break and higher than inflationary commodity prices offset by savings on overtime, production incentives and consumables. Total cash costs increased 48 per cent (34 per cent in US dollar terms) from R108,031 per kilogram (US$497 per ounce) in the December quarter to
R160,071 per kilogram in (US$668 per ounce) the March quarter, mainly due to the lower gold output.
Operating profit in the March quarter at R146 million (US$20 million)
was lower than the R209 million (US$31 million) in the December quarter, as the higher gold price was more than offset by lower gold production.
Capital expenditure increased by 6 per cent from R142 million (US$21 million) in the December quarter to R150 million (US$20 million) in the
March quarter mainly due to higher expenditure on the 3 shaft project and high density residential upgrades.
Gold production for the June quarter is forecast to increase by approximately 30 per cent compared with the March quarter to around
106,000 ounces. However, this is 12 per cent below the guidance given on 25 February 2008 mainly due to a poor turnout for voluntary shifts over the two long weekends in April. Total cash cost compared with the February guidance will increase in the June quarter as a result of the lower anticipated production and the higher electricity costs due to price increases and higher commodity price increases. Capital expenditure in the June quarter should be approximately R170 million
(US$21 million).
South Deep
March
2008
December
2007
Gold produced
- kg
1,637
2,104
- 000’ozs
52.6
67.6
Yield - underground
- g/t
6.4
6.2
- combined
- g/t
5.9
5.1
Total cash costs
- R/kg
194,258
147,719
- US$/oz
811
680
Gold production at South Deep decreased by 22 per cent from 67,600 ounces in the December quarter to 52,600 ounces in the March quarter. The decrease in gold production was mainly due to the stopping of VCR mining above 95 level which has gradually reduced production since the December 2007 quarter to final depletion in the
March 2008 quarter. Underground tons reduced from 330,000 tons to
250,000 tons quarter on quarter. The traditional Christmas break and the interruptions to the Eskom power supply also contributed to the lower gold production. The Eskom power restrictions resulted in approximately 4,500 ounces of lost production during the quarter.
Surface ore processed decreased from 83,000 tons to 26,000 tons in the March quarter and is essentially depleted. The increased yield is due to a higher mine call factor and is unlikely to be sustainable.
Development decreased 37 per cent for the March quarter mainly due to the cessation of conventional VCR mining and reduced trackless mining due to seismicity. Capital metres were similar but will increase over the next two quarters as the mobilisation of the mechanised crews to develop the below 95 level infrastructure starts to build momentum.
Operating costs at R327 million (US$54 million) increased by 2 per cent compared with the December quarter’s cost of R320 million
(US$47 million). This was mainly due to the cessation of capital development for the VCR mining and the consequent expenditure of the underlying costs, and the effects of inflationary increases in commodity prices. The operation is now overstaffed by approximately
2,000 employees due to the cessation of the conventional VCR mining.
As a result of the decreased gold production the total cash cost increased by 32 per cent (19 per cent in US dollar terms) from
R147,719 per kilogram (US$680 per ounce) in the December quarter to R194,258 per kilogram (US$811 per ounce) in the March quarter.
Operating profit in the March quarter at R37 million (US$5 million) was similar to the December quarter, as the increased gold price was offset by the lower gold production.
Capital expenditure decreased from R204 million (US$30 million) in the December quarter to R196 million (US$26 million) in the March quarter, mainly due to scheduled delays on the ventilation shaft and exploration and drilling projects offset by spending on the trackless fleet.
Gold production for the June quarter is forecast to be in line with the guidance given on 25 February 2008, at approximately 40,000 ounces.
The lower guidance compared with the March quarter is mainly due to the stopping of the VCR and operational restructuring. Post the restructuring of South Deep the operation will not pursue conventional

7 I GOLD FIELDS RESULTS Q3F2008
mining and will be fully mechanised in its stoping and development.
The focus into the future will be on speeding up development of the ore body, completing the Twin shaft infrastructure and increasing the rate of de-stress mining. Until finalisation of the above activities, production is expected to be maintained at approximately 50,000 ounces per quarter. Total cash costs per ounce will increase on the assumption that restructuring initiatives are not yet completed by the end of the quarter, as a consequence of the stopping of the VCR as well as increases in electricity and commodity prices. The mine is in consultation with the trade unions to restructure South Deep to reduce this over complement. Capital expenditure in the June quarter is forecast to increase to approximately R220 million (US$28 million) with the delivery of the equipment for the mechanised development above
95 level and also the equipment for the mechanisation of the de-stress mining areas.
As a result of the fatal accident on 1 May it has been decided that no capital shaft development work be undertaken below 95 level until such time as a second means of egress can be re-established.
Planning is being advanced to replace the winder in the ancillary ventilation raise hole where the accident occurred and the
redeployment of Murray and Roberts crews above 95 level. This is expected to take approximately three months to install after which capital development can resume.
International Operations
Ghana
Tarkwa
March
2008
December
2007
Gold produced
- 000’ozs
165.1
158.3
Yield  - heap leach
- g/t
0.7
0.7
- CIL plant
- g/t
1.5
1.4
- combined
- g/t
0.9
0.9
Total cash costs
- US$/oz
436
413
Gold production increased by 4 per cent from 158,300 ounces in the
December quarter to 165,100 ounces in the March quarter. Plant throughput (CIL and HL) increased by 3 per cent from 5.59 million tons to 5.77 million tons. Yield at the CIL improved from 1.40 gram per ton to 1.48 gram per ton contributing significantly to the higher quarterly production.
Total tons mined, including capital stripping, reduced from 30.5 million tons to 29.2 million tons. Ore mined decreased from 5.5 million tons to
4.9 million tons in the March quarter mainly due to increased fleet standing times due to poor tyre quality together with reduced availability of mining equipment as a result of scheduled equipment maintenance, exacerbated by unplanned breakdowns. The mined
grade of 1.24 gram per ton was unchanged quarter on quarter. The overall strip ratio for the quarter was 4.96 compared with 4.59 in the
December quarter.
Total feed to the heap leach section was 4.32 million tons compared with 4.17 million tons for the December quarter. Heap leach yield for the quarter was 0.68 grams per ton compared with 0.70 for the
December quarter. The heap leach section produced 94,700 ounces, compared with 94,000 ounces in the December quarter. The total feed to the CIL plant was 1.45 million tons compared with 1.42 million tons in the December quarter. The increased throughput, coupled with the improved yield, resulted in gold production of 70,400 ounces in the
March quarter compared with 64,300 ounces in the December quarter.
There was a net gold-in-process build-up of 5,800 ounces for the quarter (CIL released 3,500 ounces offset by a build-up at the Heap leach of 9,300 ounces, mainly due to slow leaching at the South heap, which moved to its sixth lift during the quarter.)
Operating costs, including gold-in-process movements, increased from
US$67 million (R453 million) in the December quarter to US$72 million
(R533 million) in the March quarter. The increase in operating costs was markedly influenced by a higher fuel price, higher explosives costs and increased maintenance costs during the quarter. Total cash costs increased from US$413 per ounce to US$436 per ounce.
Operating profit increased 29 per cent from US$61 million (R414 million) in the December quarter to US$78 million (R582 million) in the
March quarter.
Capital expenditure increased from US$46 million (R314 million) in the
December quarter to US$54 million (R397 million) in the current quarter, with expenditure on the Phase 5 heap leach project and the
CIL expansion project at US$8 million and US$28 million respectively.
The CIL expansion project construction continues and remains on track for first rock into the mill during the September quarter. The
Heap Leach project is ahead of schedule on construction and the total project cost is expected to be slightly below the approved US$49 million. Expenditure on the pre-stripping at the Teberebie cutback
(US$12 million) continued.
Gold production for the June quarter is forecast to be similar to the
March quarter. Total cash costs are expected to increase marginally in the June quarter as a result of increases in the fuel price and increased power tariffs.
Damang
March
2008
December
2007
Gold produced
- 000’ozs
52.6
44.2
Yield
- g/t
1.3
1.2
Total cash costs
- US$/oz
546
605
Gold production exceeded expectation for the March quarter with an increase of 19 per cent from 44,200 ounces in the December quarter to 52,600 ounces. This increase is attributable to a 12 per cent increase in throughput and an increase in yield to 1.3 grams per ton, compared with 1.2 grams per ton in the December quarter. The increase in yield was due to higher grade ore from the Damang pit cutback.
Total tons mined, including capital stripping, increased by 14 per cent from 8.0 million tons in the December quarter to 9.1 million tons in the
March quarter. This increase was mainly as a result of pre-strip activity at Huni pit. Ore mined increased from 978,000 tons to
1,081,000 tons in the March quarter. The resultant strip ratio was 7.46 compared with the 7.20 in December quarter.
The mill throughput increased from 1.10 million tons in the December quarter to 1.23 million tons in the March quarter. This increase was due to improved fragmentation and crusher availability, coupled with a slightly longer quarter.
Operating costs, including gold-in-process movements, increased from
US$27 million (R183 million) in the December quarter to US$29 million
(R232 million) in the March quarter. The main factors contributing to the increase in operating costs were the increased mining volume, a higher diesel price and increased brownfields exploration drilling activities. Total cash costs reduced from US$605 per ounce to
US$546 per ounce reflecting the increase in production.
Operating profit for the quarter at US$19 million (R138 million) was significantly higher than the US$9 million (R58 million) achieved in the
December quarter.
Capital expenditure at US$8 million (R56 million) was similar to that spent in the previous quarter, with the majority of this expenditure on
Huni pit pre-waste mining.
Gold production in the June quarter is expected to be similar to the
March quarter. Total cash costs will increase slightly due to the increasing fuel price and mining contractor cost.
Australia
St Ives
March
2008
December
2007
Gold produced
- 000’ozs
103.9
110.0
Yield  - heap leach
- g/t
0.6
0.7
- milling
- g/t
2.4
2.6
- combined
- g/t
1.7
1.8
Total cash costs
- A$/oz
655
584
- US$/oz
592
521

GOLD FIELDS RESULTS Q3F2008
I 8
Gold produced decreased from 110,000 ounces in the December
quarter to 103,900 ounces in the March quarter. This was mainly due to a decrease in yield from 1.8 grams per ton to 1.7 grams per ton.
Processed tons and plant recovery were marginally higher quarter on quarter.
Gold produced from the Lefroy mill decreased from 95,200 ounces to
91,300 ounces. Tons milled increased slightly from 1.15 million tons to
1.19 million tons. However, this was offset by a decrease in yield from
2.6 grams per ton to 2.4 grams per ton due to the reduction of available higher grade underground ore. This resulted in the processing of additional lower grade open pit material.
Gold produced from heap leach decreased from 14,800 ounces in the
December quarter to 12,600 ounces in the March quarter. Tons treated from heap leach decreased from 708,200 tons to 698,000 tons and recoveries decreased from 72 per cent to 69 per cent as a result of a decrease in the proportion of oxide ore mined from the Leviathan pit cutback as depths increase.
Open pit operations mined 1.4 million tons of ore for the quarter, the same as the December quarter. Grade decreased from 1.7 grams per ton to 1.5 grams per ton. Ore volumes increased from the Leviathan cutback, Cave Rocks and North Revenge pits, while less ore was produced from the NRK pit and the Bahama pit, which is nearing completion. The average strip ratio including capital waste was 5.4 in the March quarter, compared with 5.7 in the December quarter.
Underground operations mined 217,000 tons of ore at 5.0 grams per ton for the quarter, compared with 254,000 tons at 5.4 grams per ton in the December quarter. At Argo, ore production was negatively impacted by delays in paste filling. The paste fill issues have subsequently been resolved but the full benefit of this will only be seen in the September quarter.
Operating costs, including gold-in-process movements, increased from
A$65 million (R394 million) in the December quarter to A$70 million
(R472 million) in the March quarter. This increase was mainly due to processing higher cost stockpiled ore which replaced production from underground operations and increased third party royalty charges due to the higher gold price. Total cash costs increased from A$584 per ounce (US$521 per ounce) in the December quarter to A$655 per ounce (US$592 per ounce) in the March quarter.
Operating profit increased from A$32 million (R192 million) to A$34 million (R231 million) due to the higher gold price.
Capital expenditure was similar at A$30 million (R175 million) quarter on quarter. Mine development capital of A$20 million (R135 million)
included increased development activity at the Cave Rocks
underground mine, the continuation of development of the Argo and
Belleisle underground mines and waste stripping at the future
Agamemnon South pit. Infrastructure development continued at Cave
Rocks and Belleisle. Exploration expenditure was marginally lower.
Gold production for the June quarter is expected to be similar to the
March quarter, while total cash costs are expected to increase as a result of St Ives achieving the cumulative 3.3 million ounces of production required to trigger the volume based royalties included as part of the St Ives acquisition. Development of the new underground mines at Cave Rocks and Belleisle remains a focus to return
production to an average of 110,000 ounces to 120,000 ounces per quarter for F2009.
Agnew
March
2008
December
2007
Gold produced
- 000’ozs
49.0
49.2
Yield                              - g/t 4.6
4.9
Total cash costs
- A$/oz
523
470
- US$/oz
473
419
Gold production was similar to the December quarter at 49,000 ounces. The 5 per cent increase in processing volumes from 313,000 tons in the December quarter to 329,000 tons in the March quarter, was offset by a 6 per cent decrease in yield, from 4.9 grams per ton to
4.6 grams per ton. The lower yield was due to the depletion of the high grade Songvang open pit stockpiles and the consequent
substitution with low grade Songvang open pit stockpiles from
February.
Ore mined from underground increased 48 per cent from 89,000 tons at 9.1 grams per ton in the December quarter to 132,000 tons at a grade of 8.2 grams per ton in the March quarter. Difficulties in opening-up new stopes due to poor underground conditions at
Waroonga’s Kim South continued in January and February. However, by March consistent stope production resulted in record ore tons being achieved and production from Waroonga’s Main Lode continued to improve. Total capital and ore reserve development increased 36 per cent compared with the December quarter.
Operating costs, including gold-in-process, decreased from A$31 million (R188 million) in the December quarter to A$29 million (R194 million) in the March quarter. Mining costs increased by A$5 million
(R48 million) due to higher underground volumes, with a
commensurate increase in ore production of 48 per cent. This was offset by a reduction in gold-in-process charges, from A$14 million
(R82 million) to A$6 million (R40 million) as a result of a reduction in the draw-down of Songvang stockpiles which were replaced with underground ore mined during the quarter. As expected, total cash costs increased from A$470 per ounce (US$419 per ounce) to A$523 per ounce (US$473 per ounce). The increase in total cash costs was attributable to the completion of processing the Songvang high grade ore stockpile and its substitution with higher cost Songvang low grade ore stockpiles midway through the quarter.
Operating profit increased from A$13 million (R76 million) for the
December quarter to A$21 million (R141 million) in the March quarter.
This was due primarily to the higher gold price received.
Capital expenditure for the March quarter was A$8 million (R56 million), which was marginally lower than the December quarter. This was mainly due to lower underground capital development.
Gold production for the June quarter is expected to be at similar levels when compared with the March quarter. Total cash costs per ounce are expected to increase by approximately 10 per cent due to the replacement of Songvang high grade stockpiles depleted in February
2008, with higher cost Songvang low grade stockpiles and the effect of this on a full quarter.
Quarter ended 31 March 2008 compared
with quarter ended 31 March 2007
Group attributable gold production decreased from 981,000 ounces for the quarter ended March 2007 to 827,000 ounces in the March 2008 quarter.
At the South African operations gold production decreased from
657,000 to 519,800 ounces. Kloof’s production decreased from
220,000 ounces to 175,500 ounces. Driefontein’s production
decreased from 251,200 ounces to 209,900 ounces and Beatrix from
119,200 ounces to 81,700 ounces. The majority of these decreases were due to the stoppages and reduced production emanating from the power shortage in the March 2008 quarter. At South Deep
production decreased from 66,700 ounces to 52,600 ounces due to the power constraints and the closure of the VCR section due to the intersection of the major fault.
At the international operations total gold production decreased from
388,800 ounces in March quarter 2007 to 370,500 ounces in March quarter 2008. In Ghana, Tarkwa’s gold production decreased from
174,300 ounces to 165,100 due to a reduction in high grade ore tonnages. At Damang, gold production increased from 48,500 ounces to 52,600 ounces due to an increase in ore from the high grade
Damang pit cutback. In Australia, St Ives’ gold production decreased from 119,400 ounces to 103,900 ounces due to lower underground high grade volumes, partly offset by increased surface tonnages at lower grades. At Agnew, gold produced increased from 46,600
ounces to 49,000 ounces due to high volumes mined from the high grade Kim mine.
Revenue increased by 23 per cent in rand terms from R4,955 million
(US$687 million) to R6,109 million (US$820 million). The higher average gold price of R220,612 per kilogram (US$921 per ounce)
compared with R151,175 per kilogram (US$652 per ounce) achieved

9 I GOLD FIELDS RESULTS Q3F2008
in 2007 more than offset the lower production. The rand/US dollar exchange rate weakened 3 per cent from an average of R/US$7.21 to
R/US$7.45 quarter on quarter.
Operating costs, including gold-in-process movements, increased from
R3,109 million (US$431 million) to R3,543 million (US$476 million), an increase of R434 million (US$45 million) or 14 per cent.
At the South African operations, operating costs increased by 4 per cent from R2,047 million (US$284 million) in the quarter ended March
2007 to R2,126 million (US$285 million) in the quarter ended March
2008. This well below inflation increase is due to the lower production reported this quarter because of the power rationing experienced from late January 2008. Total cash costs increased from R94,644 per kilogram (US$408 per ounce) to R125,181 per kilogram (US$523 per ounce) an increase of 32 per cent due to the lower production and the fixed nature of operating costs.
At the international operations net operating costs increased from
R1,062 million (US$147 million) to R1,417 million (US$190 million).
Total cash costs increased by 32 per cent from US$379 per ounce to
US$500 per ounce, mainly due to higher power costs in Ghana due to tariff increases, increased maintenance costs of the mining fleet at
Tarkwa, and the combined effect of higher stripping ratios and lower grades, together with the increased cost of inputs driven by the commodities boom. This was exacerbated by the 5 per cent decrease in gold output from the international operations.
Operating profit increased from R1,846 million (US$256 million) to
R2,566 million (US$344 million), with the benefit of the higher gold price partially offset by the lower production and the increase in costs.
After accounting for taxation, sundry items and the gain on financial instruments reported this quarter, net earnings increased from R370 million (US$52 million) in the March 2007 quarter to R1,248 million
(US$167 million) in the March 2008 quarter.
Earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations increased from R512 million (US$71 million) in March quarter 2007 to R1,009 million (US$138 million) in the March 2008 quarter.
Capital and development projects
Cerro Corona
During the March quarter, 2.71 million man hours were worked with four Lost Time Accidents and eight Medically Treated Incidents, all involving construction personnel. Management has installed several programmes, including significant contractor cost penalties to reverse this adverse trend. Project staffing levels have remained at over 3,000 per day throughout the period, but are expected to drop in the June quarter as construction completion is achieved. There were no reportable environmental incidents during the period.
Final operational permitting activities advanced during the quarter which included approval of the contractor’s EIA for storage, transport, and ship loading of concentrate at the Port of Salaverry, Project EIA general revision, as well as the mine Closure Plan.
As Cerro Corona prepares to transition from permitting and
construction phases, a plan for broader participation in district and regional issues is being developed and implemented. Similarly, public interest and integration of community/desires into Cerro Corona operational plans are being actively undertaken. The initial steps involve a focused discussion into ways of maximising positive operational impacts within the affected communities as well as resolution of long standing societal deficiencies for the long term
District benefit as well as that of Peru.
Mining activities focused on generating construction material for the
Las Gordas tailing dam and in further oxide and waste mining to enable sulphide ore mining in the June quarter. A total of 3.4 million tons were mined and at the end of the March quarter, accumulated oxide ore in stockpiles was 3.4 million tons with an average gold grade of 1.47 grams per ton. Accumulated mixed ore in stockpile is 0.84 million tons with average gold and copper grades of 1.35 grams per ton and 0.53 per cent, respectively. This material represents seven weeks of plant production at full capacity.
Cumulative construction progress through to the end of the March quarter was 81.0 per cent. The Las Gordas Stage I Starter Dam embankment construction productivity improved significantly due to changes implemented in construction materials, placement methods and Tailings Management Facility (TMF) organisational structure. A staged water filling plan has been implemented which allows the water level in the TMF reservoir to be increased at regular intervals as the embankment reaches pre-determined elevation milestones. This is important to progressively capture rainfall from the remainder of the current wet season. Approximately 150,000 cubic metres of water is currently stored in the reservoir and it is anticipated that an adequate supply of water (500,000 cubic metres) will be stored in the reservoir to support planned process plant start-up and continued plant operations during the coming dry season with little or no pumping from the mine dewatering wells. The TMF return water system is now advancing well following a slow start; various contractor changes were made to ensure progress. Tailing pipeline construction is also advancing well with piping corridors being completed, installation of difficult drop-pipe structures and HDPE piping systems commenced. The quarterly
Internal Geotechnical and Tailing Review Board (IGTRB) review sessions were held and have provided valuable input and
recommendations from independent industry experts.
Several major project milestones were achieved during the quarter, including:
·     Energisation of the 220kV power line and Cerro Corona
      Substation;
·     Mechanical completion of Crusher (pending minor punch list and unit substation energisation);
·     Mechanical Completion of Concentrate Filtration and Storage
      Areas (pending minor punch list and unit substation energisation);
·     Established camp operations on line power;
      Initiated stage water storage behind TMF embankment;
      Completion of detail Plant Operation and Commissioning
      Procedures;
·     Contracting of a Commissioning Manager and key commissioning leads through a third party engineering firm;
·     Establishment of Project-Operational transition teams for all aspects of Cerro Corona on a go forward basis.
Pre-commissioning activities have commenced on an area-by-area basis as mechanical, piping and electrical equipment and systems are completed. Commissioning activities will commence in late-April and the project is expected to commence ore treatment in June 2008, with shipment of concentrates in the September quarter. The greatest schedule risk is completion of the Reclaim Water System installations.
Total cumulative capital expenditure through the end of the quarter reached US$390 million which is US$10 million less than the project cash flow on the basis of the revised project value of US$421 million
(November 2007). Cumulative project commitments reached
~US$420 million. Project forecast cost at completion increased during the period to ~US$450 million, including ~US$20 million for contractor claims and contingencies due to extensions in time for completion of construction activities.
Exploration and corporate development
Greenfields Exploration
At the Sankarani joint venture project in south-western Mali, operated by partner Glencar Mining plc (AIM: “GEX”), litho-geochemical sampling by means of air core drilling has been completed on the
Bokoro and Sanioumale A & B targets. A high resolution airborne magnetics and radiometric survey was flown over the three exploration licenses. With the completion of this programme, Gold Fields has earned a 51 per cent interest in the joint venture.
At the 80 per cent owned Kisenge project in the southern DRC, the third phase of drilling was completed at the Kajimba, Mpokoto,
Lungenda, Weji and Katompe targets. A reconnaissance stream
sediment and soil sampling survey was completed over a majority of the exploration licenses. The Kisenge Mining Convention is subject to the country-wide review by the Ministry of Mines. The joint venture partners have responded to all the questions raised in a Notification
Letter received 21 February 2008.
In Kyrgyzstan, Lero Gold Corp (TSX-V: “LER”) has informed Gold
Fields that it’s portion of equity funding has been expended and that it now has a 3-month option to joint venture the Talas Project. The

GOLD FIELDS RESULTS Q3F2008
I 10
possibility of a US$8 million equity injection is under review, of which
$5 million is pending as an aggressive programme of additional induced-polarisation geophysics followed by additional diamond drilling is planned at Talas.
At the Gobondery joint venture in New South Wales, where Gold
Fields is earning an 80 per cent stake from joint venture partner Clancy
Exploration Limited (ASX: “CLY”), initial diamond drilling was completed on two blind porphyry targets and target definition work is in progress on eight other priority target areas.
In South Australia at the Delamarian project, aircore drilling to sample the basement regolith continued and initial target definition will be completed by June 2008.
In Northern Queensland at the Mt Carton joint venture with Conquest
Mining Limited (ASX: “CQT”), where Gold Fields is earning a 51 per cent stake in eight exploration tenements surrounding Conquest’s
Silver Hill discovery, results of the airborne geophysics, soil geochemistry surveys and initial diamond drilling completed to date have been very encouraging. Diamond drilling will be accelerated as new targets are defined in the June quarter. Post quarter end an additional 25.9 million shares in Conquest Mining Limited were purchased for A$9 million. Gold Fields has thus increased its holding from 25.8 million shares or 9.5 per cent to a total of 51.7 million shares or 19.1 per cent of the share capital of the Company.
At the Dominican Republic joint venture where Gold Fields is earning a
60 per cent initial interest in a portfolio of properties with partner
GoldQuest Mining Corp (TSX-V: “GQC”), scout drilling was completed at the Piedra Iman and Josefina targets and results are currently being compiled and interpreted. Target identification field work consisting of mapping, sampling and geophysical surveys is in progress on the Los
Jengibres and Loma Viejo Pedro epithermal targets.
In Peru at the Consolidada de Hualgayoc joint venture with Compania de Minas Buenaventura SA (NYSE: “BVN”), scout drilling is in progress on the Quijote target.
Near Mine Exploration
In Australia, Gold Fields is aggressively exploring at its Agnew and St
Ives operations. Ongoing drilling programmes at the Athena and
Nelson’s Fleet discoveries at St. Ives are continuing to deliver promising results.
In Ghana, the near-mine exploration team is being strengthened and will focus on Damang and other promising targets in the general vicinity of the Tarkwa and Damang operations.
Corporate
Mvela Resources and Gold Fields Agrees on 50 million
shares should “flip-up” proceed
On 17 March 2008 Gold Fields Limited and Mvelaphanda Resources
Limited (Mvela) decided that Mvela will receive a fixed 50 million Gold
Fields shares if and when Mvela’s future stake of 15 per cent in GFI
Mining South Africa (Proprietary) Limited (GFIMSA) is exchanged at the instance of either Gold Fields or Mvela, for shares in Gold Fields.
GFIMSA is the vehicle that owns and houses the South African assets of Gold Fields.
The exact number of shares, within the range of the floor and cap (45 and 55 million shares respectively), which Mvela would have received was highly variable because of the volatility of the changes in the input parameters for a Discounted Cash Flow valuation, and the complex nature of the formula, and agreeing the number of shares now gives certainty on an equitable basis to both parties.
Leadership changes at Gold Fields
On 31 March 2008, the Board of Gold Fields Limited announced that, after a distinguished nine years with Gold Fields, the last six as Chief
Executive Officer, Ian Cockerill had decided to step down. He will be heading-up Anglo American’s coal division.
Ian is succeeded by Nick Holland who has been the Chief Financial
Officer of Gold Fields since its inception in 1998. In a complementary move, Terence Goodlace, Executive Vice President and Head of
South African Operations, was appointed to the new position of Chief
Operating Officer, and as a member of the Gold Fields Board. A new
Chief Financial Officer will be recruited to replace Nick. Paul Schmidt,
Senior Manager Finance, will act as Chief Financial Officer in the interim. Vishnu Pillay, currently Vice President and Head of
Operations at Driefontein has been appointed in Terence’s position as
Executive Vice President and Head of South African operations.
Glenn Baldwin, Head of West Africa and Australia and Juan Luis
Kruger, Head of South American Operations as well as Vishnu, will report to Terence Goodlace.
To fill the position vacated by Vishnu, Peter Turner, currently Vice
President and Head of Operations of Kloof Gold Mine has moved to
Driefontein Gold Mine in the same position. To fill Peter’s position at
Kloof Gold Mine, Rodney Hart, currently, Senior Manager: Operations at that mine, is promoted to the position of Vice President and Head of
Operations of Kloof Gold Mine. Phillip Tobias was promoted to Vice
President and Head of Operations of Beatrix Gold Mine to fill the position of Phillip Schoeman who assumed the position of Vice
President of Technology at Corporate office.
The Board also wishes to announce that, unrelated to Ian’s
resignation, John Munro, Executive Vice President of Corporate
Development, has resigned to take up the position of Chief Executive
Officer of a new uranium company. John’s executive responsibilities for Corporate Development are assumed by Jimmy Dowsley, Senior
Vice President for Business Development.
All of these changes are effective as from 1 May 2008.
Dividend
No interim dividend was declared at the end of the December 2007 quarter as a result of the uncertainty pertaining to the supply of power to the South African operations. As a result of a stable power supply and the gold price being maintained at about R220,000 per kilogram, it has been decided to declare an interim dividend this quarter relating to the six month period ended 31 December 2007. The final dividend declared at year end will depend on the continued supply of power in the June quarter.
- interim dividend number 68:
65 SA cents per share
- last date to trade cum-dividend:
Friday
23 May 2008
- sterling and US dollar conversion date:
Monday
26 May 2008
- trading commences ex-dividend:
Monday
26 May 2008
- record date:
Friday
30 May 2008
- payment date:
Monday
2 June 2008
Share certificates may not be dematerialised or rematerialised between Monday, 26 May 2008 and Friday, 30 May 2008, both dates inclusive.
Outlook
At the South African operations, subject to the sustainable supply of power, and our ability to man the operations at the required level, production for the June quarter is likely to be between 2 and 4 per cent higher than the March quarter. Cash costs should be slightly lower with the higher production partially offset by increases in power and commodities. At the international operations gold production is forecast to be similar to the March quarter, with costs slightly higher due to increases in power and diesel input costs and an increased royalty charge at St Ives.
Basis of accounting
The unaudited results for the quarter have been prepared on the
International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the March 2008 quarter are submitted in this report.
These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting
Standards Board.
N.J. Holland
Chief Executive Officer
9 May 2008

11 I GOLD FIELDS RESULTS Q3F2008
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Nine months to
March
2008
December
2007
March
2007
March
2008
March
2007
Revenue
6,109.2
5,429.7            4,955.2          16,557.1
14,366.8
Operating costs, net
3,543.3
3,392.4            3,109.3          10,237.6
8,596.0
- Operating costs
3,502.6
3,341.2            3,100.6          10,135.7
8,690.9
- Gold inventory change
40.7
51.2                  8.7
101.9
(94.9)
Operating profit
2,565.9
2,037.3            1,845.9            6,319.5
5,770.8
Amortisation and depreciation
713.9
762.7               697.3
2,247.7
2,096.5
Net operating profit
1,852.0
1,274.6            1,148.6            4,071.8
3,674.3
Net interest paid
(88.4)
(92.2)             (111.9)            (275.7)
(121.8)
Gain/(loss) on foreign exchange
38.4
(5.1)             (379.7)
21.0
(119.0)
Gain/(loss) on financial instruments
262.3
(187.6)               (35.2)                83.6
(63.8)
Other
(32.3)
(10.2)               (25.8)              (53.8)
(126.3)
Exploration
(57.5)
(78.7)               (75.6)            (220.8)
(206.1)
Profit before tax and exceptional items
1,974.5
900.8               520.4
 3,626.1
3,037.3
Exceptional (loss)/gain
(41.6)
1,416.6               192.0
1,404.3
208.5
Profit before taxation
1,932.9
2,317.4               712.4
5,030.4
3,245.8
Mining and income taxation
566.5
418.4               268.9
1,274.0
1,181.7
- Normal taxation
349.4
284.5               232.5              857.7
743.6
- Deferred taxation
217.1
133.9                 36.4              416.3
438.1
Net profit from continued operations
1,366.4
1,899.0               443.5
3,756.4
2,064.1
Income from discontinued operations
-
45.2                (6.8)                37.0
(26.0)
Profit on sale of Venezuelan assets
-
74.2
-
74.2
-
Net profit
1,366.4
2,018.4               436.7
3,867.6
2,038.1
Attributable to:
- Ordinary shareholders
1,248.0
1,938.0               370.4
3,614.6
1,835.0
- Minority shareholders
118.4
80.4                 66.3              253.0
203.1
Exceptional items:
Profit on sale of investments
-
1,414.7               182.3
1,414.7
187.4
Profit on sale of assets
3.2
1.9                10.0                34.4
21.1
Driefontein 9 shaft closure costs
(44.8)
-                     -
(44.8)
-
Other
-
-                (0.3)
-
-
Total exceptional items
(41.6)
1,416.6               192.0
1,404.3
208.5
Taxation
18.7
(8.3)               (49.2)                (0.8)
(55.0)
Net exceptional items after tax and minorities
(22.9)
1,408.3               142.8
1,403.5
153.5
Net earnings
1,248.0
1,938.0               370.4
3,614.6
1,835.0
Net earnings per share (cents)
191
297             60 554
337
Diluted earnings per share (cents)
178
277                   57                 517
314
Headline earnings
1,245.7
455.5               227.6
2,111.7
1,681.5
Headline earnings per share (cents)
191
70                   37                 324
309
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations
1,008.6
602.9               512.0
2,019.2
1,810.0
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued
operations (cents)
155
93                    83                309
333
Gold sold – managed
kg
27,692
31,848              32,778            91,846
98,446
Gold price received
R/kg
220,612
170,488            151,175           180,270
145,936
Total cash costs
R/kg
122,920
101,532              92,172           106,902
84,987

GOLD FIELDS RESULTS Q3F2008
I 12
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
Nine months to
March
2008
December
2007
March
2007
March
2008
March
2007
Revenue
821.1
800.8               687.3
2,328.7
1,987.1
Operating costs, net
473.9
500.9               431.2
1,439.9
1,189.0
- Operating costs
468.4
493.5               430.0
1,425.6
1,202.1
- Gold inventory change
5.5
7.4                  1.2                 14.3
(13.1)
Operating profit
347.2
299.9               256.1               888.8
798.1
Amortisation and depreciation
94.8
112.7                 96.7               316.1
290.0
Net operating profit
252.4
187.2               159.4               572.7
508.1
Net interest paid
(11.8)
(13.6)               (15.5)              (38.8)
(16.8)
Gain/(loss) on foreign exchange
5.5
(0.8)               (52.7)
3.0
(16.5)
Gain/(loss) on financial instruments
37.6
(27.1)                 (4.9)                11.8
(8.8)
Other
(4.5)
(1.5)                 (3.4)               (7.6)
(17.3)
Exploration
(7.5)
(11.7)               (10.5)              (31.1)
(28.5)
Profit before tax and exceptional items
271.7
132.5                 72.4               510.0
420.2
Exceptional (loss)/gain
(11.1)
204.5                 26.5               197.5
28.8
Profit before taxation
260.6
337.0                 98.9               707.5
449.0
Mining and income taxation
77.2
61.3                 37.2               179.2
163.4
- Normal taxation
47.3
41.8                 32.2               120.6
102.8
- Deferred taxation
29.9
19.5                   5.0                58.6
60.6
Net profit from continued operations
183.4
275.7                  61.7              528.3
285.6
Income from discontinued operations
(0.1)
6.5                 (0.9)                  5.2
(3.6)
Profit on sale of Venezuelan assets
(0.3)
10.7                      -
10.4
-
Net profit
183.0
292.9                  60.8              543.9
282.0
Attributable to:
- Ordinary shareholders
166.8
281.1                  51.6              508.3
253.9
- Minority shareholders
16.2
11.8                    9.2               35.6
28.1
Exceptional items:
Profit on sale of investments
(5.1)
204.1                  25.2              199.0
25.9
Profit on sale of assets
0.3
0.4                   1.4                  4.8
2.9
Driefontein 9 shaft closure costs
(6.3)
-                       -
(6.3)
-
Other
-
-                 (0.1)
-
-
Total exceptional items
(11.1)
204.5                 26.5               197.5
28.8
Taxation
2.7
(1.2)                (6.8)                 (0.1)
(7.6)
Net exceptional items after tax and minorities
(8.4)
203.3                 19.7               197.4
21.2
Net earnings
166.8
281.1                 51.6               508.3
253.9
Net earnings per share (cents)
26
43                     8                    78
47
Diluted earnings per share (cents)
24
40                     7                    73
43
Headline earnings
175.5
67.1                 31.9               300.5
232.7
Headline earnings per share (cents)
27
10                      5                   46
43
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations
138.2
88.4                  71.0              284.0
250.3
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued
operations (cents)
21
13                     11                  44
46
South African rand/United States dollar conversion rate
7.45
6.76                  7.21                7.11
7.23
South African rand/Australian dollar conversion rate
6.73
6.03                  5.66                6.26
5.52
Gold sold – managed
ozs (000)
890
1,024                1,054               2,953
3,165
Gold price received
$/oz
921
784                   652                 789
628
Total cash costs
$/oz
513
467                   398                 468
366

13 I GOLD FIELDS RESULTS Q3F2008
Balance sheet
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
March
2008
June
2007
March
2008
June
2007
Property, plant and equipment
43,173.3
37,312.8
5,389.9
5,218.6
Goodwill
4,458.9
4,458.9
556.7
623.6
Non-current assets
672.6
627.7
84.0
87.8
Investments
5,272.2
2,272.4
658.2
317.8
Discontinued operations
-
3,352.3
-
468.9
Current assets
5,996.5
5,877.0
748.6
822.0
- Other current assets
4,052.4
3,566.9
505.9
498.9
- Cash and deposits
1,944.1
2,310.1
242.7
323.1
Total assets
59,573.5
53,901.1
7,437.4
7,538.7
Shareholders’ equity
41,966.8
37,106.3
5,239.3
5,189.7
Deferred taxation
5,299.4
4,651.4
661.6
650.5
Long-term loans
5,951.0
6,170.5
742.9
863.0
Environmental rehabilitation provisions
1,545.1
1,380.5
192.9
193.1
Post-retirement health care provisions
21.0
21.0
2.6
2.9
Current liabilities
4,790.2
4,571.4
598.1
639.5
- Other current liabilities
4,106.0
3,852.8
512.7
539.0
- Current portion of long-term loans
684.2
718.6
85.4
100.5
Total equity and liabilities
59,573.5
53,901.1
7,437.4
7,538.7
South African rand/US dollar conversion rate
8.01
7.15
South African rand/Australian dollar conversion rate
7.38
6.06
Condensed changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
March
2008
March
2007
March
2008
March
2007
Balance at the beginning of the financial year
37,106.3
19,851.5
5,189.7
2,671.8
Issue of share capital
0.4
77.8
0.1
10.8
Increase in share premium
59.8
18,196.3
8.4
2,527.3
Marked to market valuation of listed investments
729.3
184.4
102.6
25.6
Dividends paid
(619.9)
(1,130.9)
(87.2)
(157.1)
Increase in share-based payment reserve
77.9
60.0
11.0
8.3
Profit attributable to ordinary shareholders
3,614.6
1,835.0
508.3
253.9
Profit attributable to minority shareholders
253.0
203.1
35.6
28.1
Decrease in minority interests
(441.2)
(100.6)
(62.1)
(11.6)
Loss on transacting with minorities
(74.7)
-
(10.5)
-
Currency translation adjustment and other
1,715.4
34.7
(392.7)
88.9
Reserves released on sale of Venezuelan assets
(454.1)
-
(63.9)
-
Balance as at the end of March
41,966.8
39,211.3
5,239.3
5,446.0
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
March
2008
December
2007
March
2007
March
2008
December
2007
March
2007
Net earnings
1,248.0
1,938.0          370.4             166.8
281.1              51.6
Profit on sale of investments
-
(1,414.7)        (182.3)
-
(204.1)            (25.2)
Taxation effect of profit on sale of investments
-
-           47.3
-
-                6.5
Profit on sale of assets
(3.2)
(1.9)         (10.0)
(0.3)
(0.4)              (1.4)
Taxation effect of profit on sale of assets
0.9
8.3             1.9                 0.1
1.2                0.3
Profit on sale of Venezuelan assets
-           (74.2)
-
-            (10.7)
-
Other exceptional items
-                  -
0.3
8.9
-                0.1
Headline earnings
1,245.7
455.5           227.6            175.5
67.1               31.9
Headline earnings per share – cents
191
70               37                27
10                   5
Based on headline earnings as given above divided by
652,691,549 for March 2008 (December 2007- 652,412,191 and
March 2007 – 620,105,799) being the weighted average number of ordinary shares in issue.

GOLD FIELDS RESULTS Q3F2008
I 14
Cash flow statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Nine months to
March
2008
December
2007
March
2007
March
2008
March
2007
Cash flows from operating activities
3,038.5
1,147.8             (2,615.1)               5,171.6
375.4
Profit before tax and exceptional items
1,974.5
900.8                 520.4
3,626.1
3,037.3
Exceptional items
(41.6)
1,416.6                  192.0
1,404.3
208.5
Amortisation and depreciation
713.9
762.7                 697.3
2,247.7
2,096.5
Change in working capital
794.2
(570.6)                (131.9)                   (0.2)
(442.8)
Taxation paid
(238.0)
(129.7)                (177.6)                (728.8)
(578.0)
Settlement of Western Areas hedge
-
-             (3,893.8)
-
(3,893.8)
Other non-cash items
(164.5)
(1,352.1)                  185.2
(1,503.9)
(84.5)
Discontinued operations
-
120.1                   (6.7)                 126.4
32.2
Dividends paid
-
-                (585.5)               (619.9)
(1,141.4)
Ordinary shareholders
-
-                (585.5)               (619.9)
(1,130.9)
Minority shareholders in subsidiaries
-
-                         -                        -
(10.5)
Cash flows from investing activities
(2,355.3)
(222.2)              (1,419.8)            (4,510.3)
(12,862.8)
Capital expenditure – additions
(2,085.7)
(2,475.5)              (1,339.1)            (6,489.1)
(3,773.5)
Capital expenditure – proceeds on disposal
3.1
1.8                    11.0                   35.7
22.3
Sale/(purchase) of subsidiaries
-
1,042.1                  (30.9)
1,042.1
(8,707.7)
Purchase of investments
(258.1)
(9.6)                (349.6)               (270.1)
(548.5)
Proceeds on the disposal of investments
1.9
32.5                  305.7                  34.4
314.8
Environmental and post-retirement health care payments
(16.5)
(6.5)                  (14.6)                (27.9)
(38.3)
Discontinued operations
-
1,193.0                    (2.3)
1,164.6
(131.9)
Cash flows from financing activities
(213.7)
(1,068.5)                5,500.4               (538.0)
14,347.9
Loans received
1,535.3
727.4                4,439.9              3,171.3
13,497.8
Loans repaid
(1,788.3)
(1,808.2)              (9,035.6)            (3,769.5)
(9,191.2)
Minority shareholders loans repaid
-
-                         -                        -
(90.1)
Shares issued
39.3
12.3              10,096.1
60.2
10,131.4
Net cash inflow/(outflow)
469.5
(142.9)                   880.0
(496.6)
719.1
Translation adjustment
154.0
(6.4)                    35.3
130.6
(8.8)
Cash at beginning of period
1,320.6
1,469.9                1,412.5              2,310.1
1,617.5
Cash at end of period
1,944.1
1,320.6                2,327.8              1,944.1
2,327.8
United States Dollars
Quarter
Nine months to
March
2008
December
2007
March
2007
March
2008
March
2007
Cash flows from operating activities
407.9
175.1                (358.9)                 714.1
57.6
Profit before tax and exceptional items
271.7
132.5                   72.4
510.0
420.2
Exceptional items
(11.1)
204.5                   26.5
197.5
28.8
Amortisation and depreciation
94.8
112.7                   96.7
316.1
290.0
Change in working capital
114.6
(83.1)                 (18.2)
-
(61.2)
Taxation paid
(43.5)
(13.7)                 (26.6)
(115.8)
(78.3)
Settlement of Western Areas hedge
-
-               (534.6)
-
(534.6)
Other non-cash items
(18.2)
(195.1)                   25.6
(211.5)
(11.7)
Discontinued operations
(0.4)
17.3                  (0.7)                    17.8
4.4
Dividends paid
-
-                 (81.4)                 (88.6)
(159.7)
Ordinary shareholders
-
-                 (81.4)                 (88.6)
(158.2)
Minority shareholders in subsidiaries
-
-                        -                        -
(1.5)
Cash flows from investing activities
(323.6)
(38.6)                (198.7)               (634.4)
(1,779.2)
Capital expenditure – additions
(277.3)
(363.9)                (185.7)               (912.7)
(521.2)
Capital expenditure – proceeds on disposal
0.3
0.4                     1.5                    5.0
3.1
Sale/(purchase) of subsidiaries
(3.8)
150.4                   (5.9)                 146.6
(1,204.4)
Purchase of investments
(36.3)
(1.4)                 (48.4)                 (38.0)
(75.9)
Proceeds on the disposal of investments
0.1
4.7                   42.2                    4.8
43.5
Environmental and post-retirement health care payments
(2.3)
(0.9)                   (2.0)                  (3.9)
(5.3)
Discontinued operations
(4.3)
172.1                   (0.4)                 163.8
(19.0)
Cash flows from financing activities
(28.9)
(151.6)                  756.0                (75.7)
1,993.6
Loans received
209.9
108.1                  609.4                 446.0
1,875.1
Loans repaid
(244.3)
(261.5)             (1,249.8)                (530.2)
(1,271.3)
Minority shareholders loans repaid
-
-
-
-
(11.5)
Shares issued
5.5
1.8               1,396.4
8.5
1,401.3
Net cash inflow/(outflow)
55.4
(15.1)                  117.0                 (84.6)
112.3
Translation adjustment
(1.4)
(6.2)                     3.9                     4.2
(6.7)
Cash at beginning of period
188.7
210.0                  202.4                 323.1
217.7
Cash at end of period
242.7
188.7                  323.3                 242.7
323.3

15 I GOLD FIELDS RESULTS Q3F2008
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
·    to protect cash flows at times of significant expenditure,
·    for specific debt servicing requirements, and
·    to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments - those remaining are described in the schedule.
Position at end of March 2008
US Dollars / Rand forward purchases
As a result of the draw down under a bridge loan facility to settle the close-out of the Western Areas gold derivative structure, US dollars/rand forward cover was purchased during the March 2007 quarter for the amount of US$550.8 million for settlement on 6 August 2007. On 6 August 2007, this US dollars/rand forward cover was extended to 6 November 2007. On 6 November 2007 the forward cover was extended to 6 December 2007 at an average rate of R6.6315, based on a spot of R6.6000. On 6 December 2007 a partial repayment of US$60.8 million was made against the loan and subsequently the balance of US$490 million forward cover was extended to 6 March 2008 at a rate of R6.9118, based on a spot rate of R6.8000.
On 31 December 2007 a further repayment of US$172 million was made against the loan which resulted in an early drawdown of the same amount under the forward cover. On 6 March 2008 the balance of US$318 million was extended to 6 June 2008 at a rate of R7.9752, based on a spot of
R7.8052. For accounting purposes, this forward cover has been designated as a hedging instrument. The forward cover points have been accounted for as part of interest.
At the end of March 2008 the mark to market value of the US$318.0 million forward cover was positive by R54.7 million (US$6.8 million). The quarter on quarter marked to market movement was positive R271.4 million of which R309.4 million was offset against the R309.4 million foreign exchange loss on the revaluation of the underlying loan being hedged. The balance of R38.0 million represents the forward cover cost which has been included in interest paid in the income statement.
On 27 July 2007 US dollars/rand forward cover of US$40 million was purchased to hedge future investments in Orogen, a 100 per cent owned subsidiary, with maturity on 30 October 2007. On 30 October 2007 the forward cover was extended to 30 November 2007 at a rate of R6.5399, based on a spot rate of R6.5091. On 30 November 2007 the forward cover was extended to 31 January 2008 at a rate of R7.0743, based on a spot of
R7.0000. On 31 January 2008 the forward cover of US$40 million was extended to 30 April 2008 at a rate of R7.3101 based on a spot of R7.1650. For accounting purposes this forward cover has been designated as a hedging instrument and the valuation thereof is included in shareholder equity.
On 4 October 2007 US dollars/rand forward cover of US$50 million was purchased to hedge future investments in Orogen, a 100 per cent owned subsidiary. The forward cover rate was R6.9949, based on a spot rate of R6.9474, with maturity on 21 November 2007. On 21 November 2007 the forward cover was extended to 22 January 2008 at a rate of R6.7900, based on a spot rate of R6.7200. On 22 January 2008 the forward cover was extended to 22 April 2008 at a rate of R7.1543 based on spot of R7.0200. For accounting purposes this forward cover has been designated as a hedging instrument and the valuation thereof is included in shareholder equity.
In January 2008, the Board approved the funding of the balance of the Cerro Corona Capital Project from available offshore facilities. As a result of this decision, the forward cover of US$40 million and US$50 million was cancelled for the respective dates of 30 April 2008 and 22 April 2008. For accounting purposes, a cash inflow of R82.9 million was accounted for in the March quarter end.
Diesel Hedge
On 28 June 2007, Gold Fields Ghana Holdings (BVI) Ltd purchased a three month Asian style option in respect of 15 million litres of diesel, starting 1
July 2007. The call option resulted in a premium of US$0.3 million, paid upfront, at a strike rate of US$0.5572 per litre. The marked to market value at the end of September 2007 was positive by US$0.1 million. On 20 August 2007, Gold Fields Ghana Holdings (BVI) Ltd purchased a further three month
Asian style option in respect of 15 million litres of diesel, starting 1 October 2007. The call option resulted in a premium of US$0.4 million, paid upfront, at a strike rate of US$0.5572 per litre. The marked to market value at the end of December 2007 was positive by US$0.6million.
At the March 2008 quarter end, no Diesel Hedges were in place.
Amended Mvela Subscription and Exchange Agreement Election
Gold Fields, Mvela Gold, Mvela Resources and GFIMSA entered into an agreement on 17 March 2008 to provide that the number of Gold Fields shares that Mvela Resources will acquire, should it elect to exchange it’s equity interest in GFIMSA, shall be 50 million. The previous Collar agreement falls away. The floor and cap derivative is therefore derecognised. The marked to market valuation of the floor and cap derivative was a negative of R136 million at the end of the December quarter. The 50 million shares are now accounted for as an equity instrument and not a standalone derivative.

GOLD FIELDS RESULTS Q3F2008
I 16
Total cash costs
Gold Industry Standards Basis
Figures are in millions unless otherwise stated
Total Mine
Operations
South African Operations
International Operations
Discontinued
Operations
##
Total  Driefontein
Kloof    Beatrix
South
Deep
Total
Ghana                 Australia
#
Venezuela
Tarkwa
Damang
St Ives
Agnew
Choco 10
Operating costs
(1)
March 2008
3,502.6      2,126.3
723.3
646.5
429.4
327.1
1,376.3
540.3
230.5        451.4        154.1
-
December
2007          3,341.2      2,173.5
744.2 688.7 420.2 320.4 1,167.7 465.8
200.9        394.6        106.4
92.0
Financial year to date
10,135.7         6,413.8
2,191.0    1,995.8
1,265.1 961.9 3,721.9 1,460.3
603.2         1,248.5           409.9
191.3
Gold-in-process and
March 2008
16.5
-
-
-
-
-
16.5
(0.8)
(12.8)              15.2            14.9
-
inventory change* December 2007 5.7 - - - - - 5.7 (9.4)
(17.6)               0.3
32.4 22.1
Financial year to date 18.9 - - - - - 18.9 (12.3)
(47.0)             23.6             54.6
8.6
Less:
March 2008
14.6
10.6
4.4
3.3
2.2
0.7
4.0
1.2
-               2.3               0.5
-
Rehabilitation costs December 2007 14.8 10.7 4.4 3.3 2.3 0.7 4.1 1.1
-               2.4              0.6
-
Financial year to date 43.9 31.8 13.2 9.9 6.6 2.1 12.1 3.5
-          6.9 1.7
-
Production taxes
March 2008
10.3
10.3
4.1
2.8
1.9
1.5
-
-
-
-
-
-
December 2007 10.4 10.4 4.2 2.7 2.1 1.4 - - - - - -
Financial year to date 29.7 29.7 11.2 8.2 5.9 4.4 - - - - - -
General and admin
March 2008
153.6
91.9
34.1
29.1
20.3
8.4
61.7
36.0
5.4              16.1               4.2
-
December 2007 144.3 95.7 36.5 31.9 18.4 8.9 48.6 26.7
3.8              13.3               4.8
9.2
Financial year to date
428.1            270.8
100.9 86.9 57.7 25.3 157.3 85.3
13.5              44.0             14.5
30.0
Exploration costs
March 2008
17.8
-
-
-
-
-
17.8
-
9.4                7.5               0.9
-
December 2007 9.4 - - - - - 9.4 -
2.0                6.8               0.6
-
Financial year to date 36.3 - - - - - 36.3 -
14.2              19.9               2.2
-
Cash operating costs
March 2008
3,322.8         2,013.5
680.7
611.3
405.0
316.5
1,309.3
502.3
202.9             440.7          163.4
-
December
2007              3,168.0          2,056.7
699.1 650.8 397.4 309.4 1,111.3 428.6
177.5             372.4          132.8
104.9
Financial year to date
9,616.6         6,081.5
2,065.7 1,890.8 1,194.9 930.1 3,535.1 1,359.2
528.5          1,201.3          446.1
169.9
Plus:
March 2008
10.3
10.3
4.1
2.8
1.9
1.5
-
-
-
-
-
-
Production taxes December 2007 10.4 10.4 4.2 2.7 2.1 1.4 - - - - - -
Financial year to date 29.7 29.7 11.2 8.2 5.9 4.4 - - - - - -
Royalties
March 2008
70.8
-
-
-
-
-
70.8
33.4
11.1             1 7.2               9.1
-
December 2007 55.2 - - - - - 55.2 26.1
7.4              15.1               6.6
3.4
Financial year to date 172.2 - - - - - 172.2 81.1
24.9              44.7             21.5
6.0
TOTAL CASH COSTS
(2)
March 2008
3,403.9         2,023.8
684.8
614.1
406.9
318.0
1,380.1
535.7
214.0            457.9           172.5
-
December 2007
3,233.6         2,067.1
703.3 653.5 399.5 310.8 1,166.5 454.7
184.9            387.5           139.4
108.3
Financial year to date
9,818.5         6,111.2
2,076.9 1,899.0 1,200.8 934.5 3,707.3 1,440.3
553.4         1,246.0           467.6
175.9
Plus:
March 2008
689.2            375.5
118.0
127.4
63.0
67.1
313.7
81.2
25.9                   206.6
-
Amortisation* December 2007
775.1            462.6
141.0 160.4 76.0 85.2 312.5 72.7
20.3                   219.5
5.6
Financial year to date
2,213.7         1,274.6
403.9 446.9 202.9 220.9 939.1 228.6
60.3                   650.2
14.8
Rehabilitation
March 2008
14.6
10.6
4.4
3.3
2.2
0.7
4.0
1.2
-                      2.8
-
December 2007 14.8 10.7 4.4 3.3 2.3 0.7 4.1 1.1
-                      3.0
-
Financial year to date 43.9 31.8 13.2 9.9 6.6 2.1 12.1 3.5
-                      8.6
-
TOTAL PRODUCTION
COSTS
(3)
March 2008
4,107.7         2,409.9
807.2
744.8
472.1
385.8
1,697.8
618.1
239.9                   839.8
-
December 2007
4,023.5         2,540.4
848.7 817.2 477.8 396.7 1,483.1 528.5
205.2                   749.4
113.9
Financial year to date
12,076.1         7,417.6
2,494.0 2,355.8 1,410.3 1,157.5 4,658.5 1,672.4
613.7                2,372.4
190.7
Gold sold
March 2008
890.3            519.8
209.9
175.5
81.7
52.6
370.5
165.1
52.6            103.9             49.0
-
- thousand ounces December
2007
1,023.9           656.9
239.6 230.8 118.9 67.6 367.0 162.7
45.2           110.0              49.2
19.3
Financial year to date
2,952.9        1,865.9
709.9 641.6 319.8 194.6 1,087.0 477.4
144.2            316.2           149.1
33.2
TOTAL CASH COSTS
March 2008
513
523
438
470
668
811
500
436
546               592              473
-
- US$/oz                          December 2007
467 465 434 419 497 680 470 413
605               521              419
830
Financial year to date 468 461 412 416 528 675 480 424
540               554              441
745
TOTAL CASH COSTS
March 2008
122,920        125,181
104,870 112,514
160,071
194,258
119,748
104,323
130,887         141,721       113,189
-
- R/kg                             December 2007
101,532        101,170
94,390 91,029 108,031 147,719 102,181 89,844
131,508         113,304         91,171
180,500
Financial year to date
106,902        105,302
94,067 95,159 120,720 154,386 109,648 96,990
123,362         126,678      100,798
170,281
TOTAL PRODUCTION
March 2008
619
622
516
570
775
984
615
503
613                      737
-
COSTS                           December 2007
581 572 524 524 594 868 598 480
672                      697
873
- US$/oz
Financial year to date 575 559 494 516 620 837 603 493
599                      717
807
DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash costs – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
## Discontinued operations are excluded from Total International and Total Mine Operations.
Average exchange rates are US$1 = R7.45 and US$1 = R6.76 for the March 2008 and December 2007 quarters respectively.

17 I GOLD FIELDS RESULTS Q3F2008
Operating and financial results
South African Rand
Total Mine
Operations
South African Operations
Total      Driefontein
Kloof         Beatrix     South Deep
Operating Results
Ore milled/treated (000 tons)                                  March 2008
12,376
3,166           1,426             808             656
276
December 2007
12,630
3,767           1,478          1,008             868
413
Financial year to date
37,356
10,855           4,436          2,810           2,437             1,172
Yield (grams per ton)
March 2008
2.2
5.1               4.6             6.8              3.9                5.9
December 2007
2.5
5.4               5.0             7.1              4.3                5.1
Financial year to date
2.5
5.4               5.0             7.1              4.1                5.2
Gold produced (kilograms)
March 2008
27,692
16,167           6,530           5,458          2,542             1,637
December 2007
31,682
20,432           7,451           7,179          3,698             2,104
Financial year to date
91,846
58,035         22,079          19,956          9,947
6,053
Gold sold (kilograms)
March 2008
27,692
16,167           6,530           5,458          2,542             1,637
December 2007
31,848
20,432           7,451           7,179          3,698             2,104
Financial year to date
91,846
58,035         22,079          19,956          9,947
6,053
Gold price received (Rand per kilogram)
March 2008
220,612
222,657       223,400        220,136       226,515         222,114
December 2007
170,488
169,846       170,031        169,508       170,254          169,629
Financial year to date
180,270
179,047       180,058        178,007       179,310          178,358
Total cash costs (Rand per kilogram)
March 2008
122,920
125,181       104,870        112,514       160,071          194,258
December 2007
101,532
101,170         94,390         91,029
108,031          147,719
Financial year to date
106,902
105,302         94,067         95,159
120,720          154,386
Total production costs (Rand per kilogram)
March 2008
148,339
149,063       123,614        136,460       185,720          235,675
December 2007
126,361
124,384       113,904        113,832       129,205          188,546
Financial year to date
131,483
127,813       112,958        118,050       141,781          191,227
Operating costs (Rand per ton)
March 2008
283
672             507               800             655             1,185
December 2007
265
577             504               683             484                776
Financial year to date
271
591             494               710             519                821
Financial Results (Rand million)
Revenue                                                             March 2008
6,109.2
3,599.7       1,458.8         1,201.5           575.8
363.6
December 2007
5,429.7
3,470.3       1,266.9         1,216.9           629.6
356.9
Financial year to date
16,557.1           10,391.0       3,975.5         3,552.3        1,783.6          1,079.6
Operating costs, net
March 2008
3,543.3
2,126.3          723.3           646.5           429.4            327.1
December 2007
3,392.4
2,173.5          744.2           688.7           420.2            320.4
Financial year to date
10,237.6
6,413.8        2,191.0        1,995.8        1,265.1
961.9
- Operating costs
March 2008
3,502.6
2,126.3          723.3           646.5           429.4            327.1
December 2007
3,341.2
2,173.5          744.2           688.7           420.2            320.4
Financial year to date
10,135.7
6,413.8       2,191.0         1,995.8        1,265.1
961.9
- Gold inventory change
March 2008
40.7
-                  -                  -                 -                   -
December 2007
51.2
-                  -                  -                 -                   -
Financial year to date
101.9
-                  -                  -                 -                   -
Operating profit
March 2008
2,565.9
1,473.4           735.5           555.0          146.4
36.5
December 2007
2,037.3
1,296.8           522.7           528.2          209.4
36.5
Financial year to date
6,319.5
3,977.2        1,784.5         1,556.5          518.5
117.7
Amortisation of mining assets
March 2008
665.0
375.5           118.0           127.4            63.0
67.1
December 2007
729.6
462.6           141.0           160.4            76.0
85.2
Financial year to date
2,130.7
1,274.6           403.9           446.9          202.9            220.9
Net operating profit
March 2008
1,900.9
1,097.9           617.5           427.6           83.4            (30.6)
December 2007
1,307.7
834.2           381.7           367.8         133.4            (48.7)
Financial year to date
4,188.8
2,702.6        1,380.6        1,109.6          315.6          (103.2)
Other income/(expense)
March 2008
(107.6)
(132.2)          (44.1)           (47.0)          (37.2)
(3.9)
December 2007
1.0
(35.9)          (17.5)             (9.6)           (7.7)
(1.1)
Financial year to date
(134.7)
(221.4)          (81.2)           (68.1)          (55.9)            (16.2)
Profit before taxation
March 2008
1,793.3
965.7          573.4           380.6            46.2             (34.5)
December 2007
1,308.7
798.3          364.2           358.2          125.7             (49.8)
Financial year to date
4,054.1
2,481.2       1,299.4         1,041.5          259.7           (119.4)
Mining and income taxation                                    March 2008
580.0
312.9          182.3           126.8             17.5            (13.7)
December 2007
439.2
281.2          127.1           126.1             47.6            (19.6)
Financial year to date

1,354.7
859.2          448.8           356.9             98.2            (44.7)
- Normal taxation
March 2008
320.0
217.5          135.4             81.9              0.2
-
December 2007
259.7
174.7            87.1             87.3              0.3
-
Financial year to date
798.6
549.7          320.1            228.8              0.8
-
- Deferred taxation
March 2008
260.0
95.4            46.9              44.9            17.3           (13.7)
December 2007
179.5
106.5            40.0              38.8            47.3          (19.6)
Financial year to date
556.1
309.5           128.7           128.1            97.4           (44.7)
Profit before exceptional items
March 2008
1.213.3
652.8           391.1           253.8            28.7           (20.8)
December 2007
869.5
517.1           237.1           232.1            78.1           (30.2)
Financial year to date
2,699.4
1,622.0           850.6           684.6          161.5           (74.7)
Exceptional items
March 2008
(41.5)
(41.9)          (44.7)
-
2.7
0.1
December 2007
1.9
1.9                  -              0.5              0.5               0.9
Financial year to date
(10.3)
(10.9)
(23.0)               0.9             3.5                7.7
Net profit
March 2008
1,171.8
610.9          346.4            253.8           31.4             (20.7)
December 2007
871.4
519.0          237.1            232.6           78.6             (29.3)
Financial year to date
2,689.1
1,611.1          827.6            685.5          165.0            (67.0)
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
March 2008
1,202.6
636.3          374.2            253.7            29.7            (21.3)
December 2007
858.6
517.9          237.1            232.3            78.3            (29.3)
Financial year to date

2,698.5
1,624.6          841.9            684.9          162.8             (65.0)
Capital expenditure
March 2008
1,492.5
784.5          226.9            212.0          149.8            195.8
December 2007
1,435.4
838.5          267.3            225.8          141.7            203.7
Financial year to date
4,215.8
2,362.8          713.5            655.3          425.3            568.7
Planned for next six months to September 2008
3,954.2
1,965.1          540.4            536.4          372.6            515.7

GOLD FIELDS RESULTS Q3F2008
I 18
Operating and financial results
South African Rand
International Operations
Discontinued
Operations
##
Total
Ghana
Australia
#
Venezuela
Tarkwa
Damang
St Ives
Agnew
Choco 10
Operating Results
Ore milled/treated (000 tons)
March 2008
9,210              5,765             1,232             1,884                329
-
December
2007
8,863              5,588             1,103             1,859          313 360
Financial year to date
26,501            16,566             3,459             5,500
976
761
Yield (grams per ton)
March 2008
1.3                 0.9                1.3                 1.7                 4.6
-
December 2007
1.3                 0.9                1.2                 1.8                 4.9               1.6
Financial year to date
1.3                 0.9                1.3                 1.8                 4.8               1.4
Gold produced (kilograms)
March 2008
11,525             5,135             1,635              3,231             1,524
-
December
2007
11,250             4,925             1,376              3,420             1,529              563

Financial year to date
33,811            14,850             4,486             9,836             4,639            1,052
Gold sold (kilograms)
March 2008
11,525              5,135             1,635             3,231             1,524
-
December
2007
11,416              5,061             1,406             3,420             1,529              600
Financial year to date
33,811             14,850            4,486             9,836              4,639           1,033
Gold price received (Rand per kilogram)
March 2008
217,744           217,235         217,798          217,487          219,948
-
December
2007
171,636          171,369          171,906         171,404          172,793        331,500
Financial year to date
182,370          182,108          183,170         181,751          183,746        290,029
Total cash costs (Rand per kilogram)
March 2008
119,748          104,323          130,887          141,721         113,189
-
December
2007
102,181            89,844         131,508
113,304             91,171        180,500
Financial year to date
109,648            96,990         123,362
126,678           100,798        170,281
Total production costs (Rand per kilogram)
March 2008
147,323           120,370         146,789
176,614
-
December
2007
129,914          104,426          145,946
151,425
189,833
Financial year to date
137,784          112,620          136,826
163,896
184,608
Operating costs (Rand per ton)
March 2008
149                  94                187
240                 468                    -
December
2007
132                  83                182
212                 340                256
Financial year to date
140                  88               174
227                 420                251
Financial Results (Rand million)
Revenue
March 2008
2,509.5           1,115.5             356.1             702.7             335.2
-
December
2007
1,959.4              867.3             241.7             586.2             264.2            198.9
Financial year to date
6,166.1           2,704.3             821.7           1,787.7            852.4             299.6
Operating costs, net
March 2008
1,417.0             533.4              217.8             471.9             193.9
-
December
2007
1,218.9             453.3             183.4              393.8             188.4           114.1
Financial year to date
3,823.8          1,438.0             556.4           1,278.9             550.5            199.9
- Operating costs
March 2008
1,376.3             540.3             230.5             451.4             154.1
-
December
2007
1,167.7             465.8             200.9             394.6             106.4              92.0
Financial year to date
3,721.9           1,460.3            603.2           1,248.5             409.9            191.3
- Gold inventory change
March 2008
40.7               (6.9)            (12.7)               20.5               39.8
-
December
2007
51.2             (12.5)             (17.5)              (0.8)               82.0              22.1
Financial year to date
101.9             (22.3)             (46.8)              30.4              140.6
8.6
Operating profit
March 2008
1,092.5             582.1             138.3             230.8              141.3
-
December
2007
740.5              414.0              58.3             192.4               75.8              84.8
Financial year to date
2,342.3           1,266.3            265.3              508.8             301.9
99.7
Amortisation of mining assets
March 2008
289.5                87.3              25.8
176.4
-
December
2007
267.0                75.8              20.2
171.0
5.6
Financial year to date
856.1              238.6               60.1
557.4
14.8
Net operating profit
March 2008
803.0              494.8             112.5
195.7
-
December
2007
473.5              338.2               38.1
97.2
79.2
Financial year to date
1,486.2            1,027.7            205.2
253.3
84.9
Other income/(expense)
March 2008
24.6               (7.6)              (0.7)
32.9
-
December 2007
36.9                10.0             (0.4)
27.3
(27.8)
Financial year to date
86.7                  3.4
(0.9)
84.2
(29.6)
Profit before taxation
March 2008
827.6               487.2            111.8
228.6
-
December
2007
510.4              348.2              37.7
124.5
51.4
Financial year to date
1,572.9           1,031.1             204.3
337.5
55.3
Mining and income taxation                                                       March
2008
267.1              144.6               35.9
86.6
-
December 2007
158.0              102.7               14.9
40.4
3.2
Financial year to date
495.5              293.3               67.1
135.1
6.8
- Normal taxation
March 2008
102.5                55.9              20.2
26.4
-
December
2007
85.0               56.2                 7.2
21.6
3.2
Financial year to date
248.9              148.6               34.1
66.2
5.9
- Deferred taxation
March 2008
164.6                88.7               15.7
60.2
-
December
2007
73.0                46.5                7.7
18.8
-
Financial year to date
246.6              144.7              33.0
68.9
0.9
Profit before exceptional items
March 2008
560.5              342.6              75.9
142.0
-
December 2007
352.4              245.5              22.8
84.1
48.2
Financial year to date
1,077.4              737.8            137.2
202.4
48.5
Exceptional items
March 2008
0.4                     -                   -
0.4
-
December
2007
-                     -                   -
-
-
Financial year to date
0.6                     -                   -
0.6
-
Net profit
March 2008
560.9              342.6               75.9
142.4
-
December
2007
352.4              245.5               22.8
84.1
48.2
Financial year to date
1,078.0              737.8             137.2
203.0
48.5
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
March 2008
566.3              348.7               74.0
143.6
-
December 2007
340.7              234.6               22.3
83.8
43.6
Financial year to date
1,073.9              732.3             134.5
207.1
47.4
Capital expenditure
March 2008
708.0              397.1               56.0            198.5               56.4
-
December 2007
596.9              314.3               51.4            175.1               56.1              30.2
Financial year to date
1,853.0           1,018.1             159.5            525.1              150.3
70.0
Planned for next six months to September 2008
1,989.1           1,120.6             185.8            509.7              173.0
-
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
##     Discontinued operations are excluded from Total International Operations.

19 I GOLD FIELDS RESULTS Q3F2008
Operating and financial results
United States Dollars
Total Mine
Operations
South African Operations
Total     Driefontein       Kloof         Beatrix
South
Deep
Operating Results
Ore milled/treated (000 tons)
March 2008
12,376
3,166            1,426             808              656            276
December 2007
12,630
3,767            1,478          1,008              868            413
Financial year to date 37,356
10,846            4,436          2,810           2,437          1,172
Yield (ounces per ton)
March 2008
0.072
0.164            0.147          0.217           0.125          0.191
December 2007 0.081
0.174            0.162          0.229           0.137          0.164
Financial year to date 0.079
0.172            0.160          0.228           0.131          0.166
Gold produced (000 ounces)
March 2008
890.3
519.8            209.9          175.5             81.7           52.6
December 2007
1,018.6
656.9            239.6          230.8           118.9           67.6
Financial year to date 2,952.9
1,865.9            709.9          641.6           319.8         194.6
Gold sold (000 ounces)
March 2008
890.3
519.8            209.9          175.5             81.7           52.6
December 2007
1,023.9
656.9            239.6          230.8           118.9           67.6
Financial year to date 2,952.9
1,865.9            709.9          641.6           319.8         194.6
Gold price received (dollars per ounce)
March 2008
921
930               933             919              946            927
December 2007
784
781               782             780              783            780
Financial year to date 789
783               788             779              784            780
Total cash costs (dollars per ounce)
March 2008
513
523               438             470              668            811
December 2007
467
465               434             419              497            680
Financial year to date 468
461               412             416              528            675
Total production costs (dollars per ounce)
March 2008
619
622               516             570              775            984
December 2007
581
572               524             524              594            868
Financial year to date 575
559               494             516              620            837
Operating costs (dollars per ton)
March 2008
38
90                68
107                88
159
December 2007
39
85                74
101                72
115
Financial year to date 38
83                69
100                73
115
Financial Results ($ million)

Revenue
March 2008
821.1
481.5           195.8          160.4              76.6           48.5
December 2007
800.8
512.3           187.2          179.5              92.9           52.7
Financial year to date 2,328.7
1,461.5           559.1          499.6            250.9         151.8
Operating costs, net
March 2008
473.9
283.4             96.4            86.0             57.3           43.7
December 2007
500.9
321.0            109.9          101.7             62.1          47.3
Financial year to date 1,439.9
902.1            308.2          280.7           177.9         135.3
- Operating costs
March 2008
468.4
283.4             96.4            86.0              57.3          43.7
December 2007
493.5
321.0            109.9          101.7             62.1           47.3
Financial year to date 1,425.6
902.1            308.2          280.7           177.9         135.3
- Gold inventory change
March 2008
5.5
-                   -                 -                  -               -
December 2007
7.4
-                   -                 -                  -               -
Financial year to date 14.3
-                   -                 -                  -               -
Operating profit
March 2008
347.2
198.1             99.6            74.4             19.2            4.9
December 2007
299.9
191.3             77.3            77.7             30.8            5.4
Financial year to date 888.8
559.4            251.0          218.9             72.9          16.6
Amortisation of mining assets
March 2008
88.1
49.5             15.5            16.8               8.3            8.9
December 2007 107.8
68.2             20.9            23.7             11.2          12.5
Financial year to date 299.7
179.3             56.8            62.9             28.5          31.1
Net operating profit
March 2008
259.0
148.6             84.1            57.7            10.9           (4.0)
December 2007
192.2
123.1             56.4            54.0            19.6           (7.1)
Financial year to date 589.1
380.1            194.2          156.1            44.4         (14.5)
Other income/(expenses)
March 2008
(14.9)
(18.2)             (6.0)            (6.6)            (5.2)          (0.5)
December 2007 -
(5.4)             (2.6)            (1.4)            (1.2)          (0.2)
Financial year to date (18.9)
(31.1)           (11.4)            (9.6)             (7.9)         (2.3)
Profit before taxation
March 2008
244.1
130.4             78.1             51.1              5.7         (4.5)
December 2007
192.2
117.7             53.7             52.7            18.4          (7.3)
Financial year to date 570.2
349.0           182.8           146.5             36.5        (16.8)
Mining and income taxation
March 2008
78.7
41.9             24.6            17.0               2.1          (1.8)
December 2007
64.5
41.4             18.9            18.6               6.9          (2.9)
Financial year to date 190.5
120.8             63.1             50.2            13.8          (6.3)
- Normal taxation
March 2008
43.2
29.3             18.3             11.0
-
-
December 2007
38.3
25.7             13.0             12.8
- -
Financial year to date 112.3
77.3             45.0             32.2             0.1
-
- Deferred taxation
March 2008
35.5
12.6               6.3              6.0              2.1
(1.8)
December 2007
26.2
15.7               5.9              5.7              7.0
(2.9)
Financial year to date 78.2
43.5             18.1            18.0             13.7           (6.3)
Profit before exceptional items
March 2008
165.5
88.4             53.4            34.1              3.6            (2.7)
December 2007
127.7
76.1             35.0            34.1            11.4            (4.3)
Financial year to date 379.7
228.0            119.5            96.3            22.7          (10.5)
Exceptional items
March 2008
(5.7)
(5.9)             (6.3)
-               0.4
-
December 2007
0.4
0.4                   -                -
0.1 0.2
Financial year to date (1.4)
(1.5)             (3.2)             0.1              0.5              1.1
Net profit
March 2008
159.6
82.5             47.1            34.1              4.0            (2.7)
December 2007 128.1
76.5             35.0            34.1             11.5            (4.1)
Financial year to date 378.3
226.5           116.3            96.4             23.2            (9.4)
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
March 2008
163.8
86.0             50.9            34.1              3.7            (2.7)
December 2007 126.1
76.3             35.0            34.2            11.5            (4.4)
Financial year to date 379.5
228.5           118.4            96.3             22.9            (9.1)
Capital expenditure
March 2008
200.0
104.5             30.2            28.2             20.0            26.2
December 2007 211.8
123.6             39.3            33.4             21.0            30.0
Financial year to date 593.0
332.3            100.4            92.2            59.8            80.0
Planned for next six months to September 2008 493.7
245.3             67.5             67.0            46.5            64.4
Average exchange rates were US$1 = R7.45 and US$1 = R6.76 for the March 2008 and December 2007 quarters respectively. The Australian dollar exchange rates were A$1 = R6.73 and A$1 = R6.03 for the March 2008 and December 2007 quarters respectively. # As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently. ## Discontinued operations are excluded from Total International and Total Mine Operations.

GOLD FIELDS RESULTS Q3F2008
I 20
Operating and financial results
United States Dollars
International Operations
Australian Dollars
Discontinued
operations
Total
Ghana
Australia
#
Australia
#
Venezuela
##
Tarkwa
Damang
St Ives
Agnew
St Ives
Agnew
Choco 10
Operating Results
Ore milled/treated (000 tons)
March 2008
9,210                5,765                   1,232                1,884                   329
1,884                    329
-
December
2007
8.863                5,588                   1,103                1,859                   313
1,859                   313
360
Financial year to date
26,501              16,566                   3,459                5,500
976
5,500
976
761
Yield (ounces per ton)
March 2008
0.040                 0.029                  0.043                0.055                 0.149
0.055                 0.149
-
December 2007
0.041                 0.028                  0.040                0.059                 0.157
0.059                 0.157
0.050

Financial year to date
0.041                 0.029                  0.042                0.057                0.153
0.057                0.153
0.044
Gold produced(000 ounces)
March 2008
370.5                 165.1                    52.6                103.9                   49.0
103.9                   49.0
-
December
2007
361.7                 158.3                    44.2                110.0                  49.2
110.0                  49.2
18.1
Financial year to date
1,087.0                 477.4                  144.2                316.2                 149.1
316.2                 149.1
33.8
Gold sold (000 ounces)
March 2008
370.5                 165.1                    52.6                 103.9                  49.0
103.9                   49.0
-
December
2007
367.0                  162.7                   45.2                 110.0                  49.2
110.0                   49.2
19.3
Financial year to date
1,087.0                  477.4                 144.2                 316.2                149.1
316.2                 149.1
33.2
Gold price received
March 2008
909                     907                    909                    908                   918                        1,005
1,017
-
(dollars per ounce)
December 2007
790                    788                     791                    789                   795
884                   891                        1,525
Financial year to date
798                    797                     801                  795                    804
903                   913                        1,269
Total cash costs
March 2008
500                    436                     546                    592                 473
655                   523
-
(dollars per ounce)
December 2007
470                    413                    605                     521                 419
584                  470
830
Financial year to date
480                    424                    540                     554                  441
629                  501
745
Total production costs
March 2008
615                    503                     613
737
816
-
(dollars per ounce)
December 2007
598                    480                    672
697
781
873
Financial year to date
603                    493                    599
717
814
807
Operating costs
March 2008
20                       13                    25                         32                     63
36                    70
-
(dollars per ton)
December 2007
19                       12                    27                         31                    50
35                    56
38

Financial year to date
20                       12                    25                         32                    59
36                    67
35
Financial Results ($ million)
Revenue
March 2008
339.6                   151.1                 48.4                     94.8                  45.3
105.6                  50.4
-
December
2007
288.7                    127.7                 35.7                   86.3                  39.0
97.1                  43.8
29.0
Financial year to date
867.2                   380.4                115.6                  251.4               119.9
285.6                136.2
42.1
Operating costs, net
March 2008
190.5                      71.7                 29.4                    63.4                  26.0
70.4                  28.8
-
December 2007
180.1                      67.0                  27.0                   58.4                  27.8
65.1                 31.2
16.7
Financial year to date
537.6                    202.3                  78.3                 180.0                  77.4
204.3                 87.9
28.1
- Operating costs
March 2008
185.0                     72.6                   31.0                   60.6                  20.8
67.2                  23.1
-
December 2007
172.6                     68.8                  29.6                    58.4                  15.9
65.3                  17.6
13.6
Financial year to date
523.6                   205.4                  84.8                  175.7                  57.7
199.4                  65.5
26.9
- Gold inventory change
March 2008
5.5                    (0.9)                (1.7)                       2.8                    5.3
3.2                    5.8
-
December
2007
7.5
(1.8)
(2.6)
-
11.9
(0.1)
13.6
3.1
Financial year to date
14.3                   (3.1)                 (6.6)                     4.3                   19.8
4.9                  22.5
1.2
Operating profit
March 2008
149.1                    79.4                  19.0                    31.5                   19.3
35.2                  21.5
-
December
2007
108.5                    60.6                     8.7                   27. 9                  11.2
31.9                  12.5
12.3
Financial year to date
329.4                  178.1                   37.3                    71.6                   42.5
81.3                  48.2
14.0
Amortisation of mining assets
March 2008
38.6                     11.8                    3.6
23.4
25.8
-
December
2007
39.6                     11.2                    2.9
25.4
28.3
0.8
Financial year to date
120.4                    33.6                     8.5
78.4
89.0
2.1
Net operating profit
March 2008
110.4                    67.6                   15.5
27.3
30.9
-
December
2007
69.1                    49.5                     5.7
13.8
16.2
11.5
Financial year to date
209.0                  144.5                   28.8
35.6
40.5
11.9
Other income/(expenses)
March 2008
3.3                    (1.1)
-
4.4
5.0
-
December
2007
5.4                      1.5
(0.1)
4.0
4.5
(4.0)
Financial year to date
12.2                      0.5
(0.1)
11.8
13.5
(4.2)
Profit before taxation
March 2008
113.8                     66.5                 15.5
31.8
35.8
-
December
2007
74.4                    51.0                    5.6
17.8
20.7
7.5
Financial year to date
221.3                  145.0                 28.8
47.5
53.9
7.8
Mining and income taxation                                     March 2008
36.7                    19.8                    4.9
12.0
13.6
-
December
2007
23.1                    15.1                    2.2
5.8
6.7
0.5
Financial year to date
69.7                    41.3                    9.4
19.0
21.6
1.0
- Normal taxation
March 2008
13.9                       7.5                   2.8
3.6
4.0
-
December
2007
12.5                       8.3                    1.1
3.1
3.6
0.5

Financial year to date
35.0                     20.9                    4.8
9.3
10.6
0.8
- Deferred taxation
March 2008
22.9                      12.3                   2.1
8.4
9.6
-
December
2007
10.5                       6.8                    1.1
2.7
3.1
-

Financial year to date
34.7                      20.4                   4.7
9.7
11.0
0.1
Profit before exceptional items
March 2008
77.1                      46.8                  10.5
19.8
22.2
-
December 2007
51.3                     35.9                     3.4
12.0
13.9
7.0
Financial year to date
151.6                   103.8                  19.3
28.5
32.3
6.8
Exceptional items
March 2008
0.1                         -                        -                              0.1
0.1                                                  -
December 2007
-                        -                        -
-
-
-
Financial year to date
0.1                         -                        -                             0.1
0.1
-
Net profit
March 2008
77.1                     46.8                  10.5
19.9
22.3
-
December 2007
51.3                     35.9                    3.4
12.0
13.9
7.0

Financial year to date
151.7                   103.8                  19.3
28.6
32.4
7.0
Net profit excluding gains and losses
on foreign exchange, financial
instruments and exceptional items
March 2008
77.8                     47.6                   10.2
19.9
22.6
-
December 2007
49.7                     34.4                    3.3
12.1
13.9
6.6
Financial year to date
151.0                   103.0                  18.9
29.1
33.1
6.7
Capital expenditure
March 2008
95.4                    53.6                      7.5                    26.8                    7.6
29.7                   8.4
-
December 2007
88.1                    46.4                      7.6                   25.8                     8.2
29.0                   9.3
4.5
Financial year to date
260.6                  143.2                    22.4                   73.9                  21.2
83.9                 24.0
9.8
Planned for next six months to September 2008
248.3                  139.9                    23.2                   63.6                  21.6
69.1                 23.4
-

21 I GOLD FIELDS RESULTS Q3F2008
Underground and surface
South African rand and metric units
Operating Results
Total Mine
Operations
South African Operations
International Operations
Discontinued
Operations
Total   Driefontein
Kloof      Beatrix
South
Deep
Total
Ghana                        Australia
Venezuela
##
Tarkwa
Damang
St Ives
Agnew
Choco 10
Ore milled / treated (000 ton)
- underground
March 2008
2,468
2,096                669             521             656             250             372                 -                 -
234
138
-
December
2007
3,349
2,957               920             839             868             330              392                 -                 -
302
90
-
Financial year to date
9,268
8,116            2,513          2,253           2,437            913           1,152                 -                 -
809
343
-
- surface
March 2008
9,908
1,070                757             287
-                26
   8,838          5,765          1,232         1,650             191
-
December 2007
9,281
810               558             169
-                83
   8,471          5,588          1,103         1,557             223
360
Financial year to date
28,088
2,739            1,923              557
-              259         25,349        16,566          3,459         4,691              633
761
- total
March 2008
12,376
3,166             1,426             808            656             276            9,210         5,765          1,232          1,884             329
-
December 2007
12,630
3,767             1,478          1,008            868             413           8,863          5,588          1,103          1,859             313
360
Financial year to date
37,356
10,855             4,436          2,810          2,437         1,172         26,501        16,566          3,459          5,500             976
761
Yield (grams per ton)
- underground
March 2008
6.9
7.2                 8.6              9.9              3.9             6.4               5.6                 -                 -
4.5
7.4
-
December
2007
6.5
6.7                  7.7            8.4              4.3              6.2               5.4                 -                 -
4.4
8.6
-
Financial year to date
6.7
6.8                 8.1             8.6              4.1              6.4               5.5                 -                 -
4.4
8.1
-
- surface
March 2008
1.1
1.1                 1.1              1.1                -               1.2              1.1              0.9              1.3             1.3              2.6
-
December
2007
1.1
0.8                 0.7              0.9                -               0.8              1.1              0.9             1.2              1.3              3.4
1.6
Financial year to date
1.1
0.9                 0.9              1.0                -               0.8              1.1              0.9             1.3              1.3              2.9
1.4
- combined
March 2008
2.2
5.1                 4.6              6.8              3.9              5.9              1.3              0.9             1.3              1.7              4.6
-
December 2007
2.5
5.4                5.0               7.1             4.3               5.1             1.3               0.9             1.2              1.8             4.9
1.6
Financial year to date
2.5
5.4                5.0               7.1              4.1             5.2              1.3               0.9             1.3              1.8             4.8
1.4
Gold produced (kilograms)
- underground
March 2008
17,094
15,013            5,721           5,145          2,542          1,605          2,081                  -                 -
1,056
1,025
-
December
2007
21,916
19,806            7,050           7,024          3,698          2,034          2,110                  -                 -
1,336
774
-
Financial year to date
61,896
55,582          20,380         19,419            9,94        7 5,836          6,314                  -                 -
3,520
2.794
-
- surface
March 2008
10,598
1,154               809              313
-                 32
    9,444           5,135         1,635        2,175            499
-
December
2007
9,766
626              401              155
-                70
   9,140           4,925         1,376         2,084            755
563
Financial year to date
29,950
2,453           1,699              537
-               217         27,497        14,850         4,486         9,836         4,639
1,052
- total
March 2008
27,692
16,167            6,530          5,458           2,542          1,637         11,525          5,135          1,635         3,231         1,524
-
December 2007
31,682
20,432            7,451           7,179         3,698           2,104       11,250           4,925          1,376          3,420         1,529
563
Financial year to date
91,846
58,035           22,079        19,956          9,947          6,053        33,811        14,850          4,486          9,836         4,639
1,052
Operating costs (Rand per ton)
- underground
March 2008
941
974               984
1,206               655
1,303              753                -                  -
725
801
-
December
2007
696
715               760          808               484             958              554                 -                  -
501
730
-
Financial year to date
748
765               811          870               519
1,038              626                 -                  -
584
724
-
- surface
March 2008
119
79                 86             63                  -               50              124               94              187             171            228
-
December
2007
109
74                 80             64                  -                52             112               83             182              156            182
256
Financial year to date
114
75                 80             65                  -                55             118               88             174              166            255
251
- total
March 2008
283
672                507           800              655
  1,185            149               94              187              240            468
-
December 2007
265
577                504           683              484             776            132               83              182              212            340
256
Financial year to date
271
591              494             710              519             821            140               88               174             227            420
251
## Discontinued operations are excluded from Total International and Total Mine Operations.

GOLD FIELDS RESULTS Q3F2008
I 22
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.
Driefontein
March 2008 quarter
December 2007 quarter
9 months year to date F2008
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main           VCR
Carbon
Leader
Main              VCR
Advanced (m)
3,622
674
1,533           4,619             958           1,993
12,800           3,021             5,100
Advanced on reef
(m)
566
342
202              748             590             286
2,106
1,504                802
Sampled (m)
462
309
138              741             588             192
1,947
1,263                585
Channel width
(cm)
56
56
89                56              37               87               57              40
73
Average value
-
(g/t)
46.3
6.3
40.2              17.2           14.0            15.1             24.6           11.5
25.0
-
(cm.g/t)
2,570
354
3,571               957
521
1,314
1,396            463              1,816
Kloof
March 2008 quarter
December 2007 quarter
9 months year to date F2008
Reef          Cobble
Kloof
Main
VCR
Cobble    Kloof       Main        VCR
Cobble    Kloof       Main       VCR
Advanced (m)
17
271
1,284
4,859          73         216
1,556
7,232       120         847
4,557
20,276
Advanced on reef
(m)
1
79
357
712          73           17          367         974       105          96
1,068
2,661
Sampled (m)
-
57
336
753          84           21          333         795       105          78            939
2,353
Channel width
(cm)
-
121
68
103         158         121         124           99        175        121             97          100
Average value
-
(g/t)
-
1.3
16.3
18.2          6.1         2.4        10.6         20.6         5.5        1.5          12.2         21.0
-
(cm.g/t)
-
152
1,103
1,872          959        285
1,319
2,045         956        188
1,187
2,096
Beatrix
March 2008 quarter
December 2007 quarter
9 months year to date F2008
Reef
Beatrix
Kalkoenkrans           Beatrix
Kalkoenkrans            Beatrix
Kalkoenkrans
Advanced (m)
7,183
2,058                  8,372                    2,281                   23,947                      7,198
Advanced on reef
(m)
1,525
421                  2,273                       222                    5,568                         810
Sampled (m)
1,668
387                  2,079                       204                    5,481                         759
Channel width
(cm)
103
124                     103                       129                        97                         119
Average value
-
(g/t)
8.6
13.9                     9.4                       21.5                       9.0                        16.6
-
(cm.g/t)
881
1,726                     974
2,778                    873
1,970
South Deep
March 2008 quarter
December 2007 quarter
9 months year to date F2008
Reef
VCR
Elsburg               VCR
Elsburg                  VCR
Elsburg
Advanced (m)
534
697                   907                      1,039                    2,071                        2,790
Advanced on reef
(m)
25
537                     67                         942                      221
2,164
Sampled (m)
15
-                     84                            -                       201                              -
Channel width
(cm)
24
-
1
67
-
                    70
-
Average value
-
(g/t)
3.8
6.5                  33.2                          5.2                     18.7                           5.9
-
(cm.g/t)
91
-
2
2,241
-
                1,319
-
1)
Full channel width not fully exposed in development, hence not reported.
2)
Trackless development in the Elsburg reefs is evaluated by means of the block model.

23 I GOLD FIELDS RESULTS
Q3F2008
Administration and corporate information
Corporate Secretary
CAIN FARREL
Tel: (+27)(11)
644 2525
Fax: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za
Investor Enquiries
WILLIE JACOBSZ
Tel: (+508)
358-0188
Mobile: (+857) 241-7127
e-mail: wjacobsz@gfexpl.com
Media Enquiries
REIDWAAN WOOKAY
Tel: (+27)(11)
644 2665
Fax: (+27)(11) 484 0639
e-mail: reidwaan.wookay@goldfields.co.za
ANDREW DAVIDSON
Tel: (+27)(11)
644 2638
Fax: (+27)(11) 484 0639
e-mail: adavidson@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: (+27)(11)
370 5000
Fax: (+27)(11) 370 5271
United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel:
(+44)(20) 8639 3399
Fax: (+44)(20) 8658 3430
WEBSITE
http://www.goldfields.co.za
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A of
the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important factors
that could cause the actual results, performance or
achievements of the company to be materially different
from the future results, performance or achievements
expressed or implied by such forward looking statements.
Such risks, uncertainties and other important factors
include among others: economic, business and political
conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface
gold mining; labour disruptions; changes in government
regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and
other macro-economic factors; and the impact of the AIDS
crisis in South Africa. These forward looking statements
speak only as of the date of this document.
The company undertakes no obligation to update publicly
or release any revisions to these forward looking
statements to reflect events or circumstances after the date of this document or to reflect the occurrence of
unanticipated events.
Registered Offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel:
(+27)(11) 644 2400
Fax: (+27)(11) 484 0626
LONDON
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel:
(+44)(20) 7499 3916
Fax: (+44)(20) 7491 1989
American Depository
Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258
US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Directors
A J Wright (Chairman)
N J Holland * (Chief Executive Officer)
T P Goodlace (Chief Operating Officer)
K Ansah
#
J G Hopwood
G Marcus
J M McMahon *
D N Murray
D M J Ncube
R L Pennant-Rea *
P J Ryan
C I von Christierson
* British
#
Ghanaian

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 9 May 2008
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
Relations and Corporate Affairs